Form 10-K405, Exhibit 13
period 1995-01-31
REALTY REFUND TRUST
filed 1995-04-28
CIK 82473

                                  Exhibit 13

                     The Registrant's 1995 Annual Report

[FRONT COVER PAGE OF ANNUAL REPORT]

Realty ReFund Trust

[logo]

Annual Report for the year ended January 31, 1995

[watermark of amortization table in background]

[INSIDE FRONT COVER PAGE OF ANNUAL REPORT]

Table of Contents

About Realty ReFund Trust ............................     1
Letter to Shareholders ...............................   2-3
MD&A .................................................   5-8
Balance Sheets .......................................     9
Statement of Income ..................................    10
Statements of Shareholder Equity .....................    11
Statements of Cash Flow ..............................    12
Notes ................................................ 13-18
Report of Independent Public Accountants .............    19
Trustees and Officers ................................    20



[Watermark of amortization table in background]

ABOUT REALTY REFUND TRUST

   Realty ReFund Trust specializes in the refinancing of existing income producing commercial, industrial and multi-unit residential property by supplementing or replacing existing financing.

   The Trust's primary refinancing tool is the "wrap-around" mortgage loan. The wrap-around refinancing technique enables both the Trust and its borrower to utilize the leverage available in the existing first mortgage on the borrower's property. The Trust offers a borrower a new mortgage loan (a wrap-around loan) on that property, the principal amount of which equals the balance outstanding on that property's existing mortgage loan plus an additional amount supplied by the Trust.

   Established in 1971, Realty ReFund Trust has elected to be taxed as a real estate investment trust as that term is used in Sections 856-860 of the Internal Revenue Code of 1954, as amended.

                              TO OUR SHAREHOLDERS

   We are pleased to report another successful year in 1995.

   For the year ended January 31, 1995, Realty ReFund Trust reported earnings of $0.66 per share on net income of $670,945, compared to prior year's earnings of $0.94 per share on net income of $955,121. Revenues for the year were $6,592,051 versus $7,645,790 in 1994.

   For the fourth quarter ended January 31, 1995, the Trust reported earnings of $0.15 per share on net income of $153,473, compared to prior year's earnings of $0.18 per share on net income of $183,027.

   This year's fiscal results are more comparable with the prior year's results after accounting for depreciation. In 1994, no depreciation was recorded.

   Because of our equity investment in the Chicago property, we now must recognize depreciation on our financial reports. Thus, we include Funds From Operations ("FFO") to provide you with a more accurate measurement of our year-to-year performance. The National Association of Real Estate Investment Trusts defines FFO essentially as the sum of the net income plus depreciation less capital gains. FFO is commonly used by REITs which have equity investments in real estate.

YEAR ENDED JANUARY 31,           1995         1994

Net Income                   $670,945     $955,121
Funds From Operations         914,728      955,121
Net Income per share              .66          .94
Funds From Operations
   per share                      .90          .94
Dividend per share                .80          .86


3 MONTHS ENDED JANUARY 31,       1995         1994

Net Income                   $153,473     $183,027
Funds From Operations         215,756      183,027
Net Income per share              .15          .18
Funds From Operations
   per share                      .21          .18
Dividend per share                .20          .18

   During the calendar year of 1994, the Trust paid dividends of $0.78, of which 67.35% was taxable and 32.65% was non-taxable as a return of capital.

CHICAGO PROPERTY

   Our property enhancement program in Chicago produced positive results this past year. For the year ended January 31, 1995, the Trust achieved operating profits before the deductions for depreciation and amortization for the first time since taking title to the property in mid-1992. We are pleased with the efforts made by our property manager in stabilizing the property's tenant base, as well as renewing leases on favorable terms. The Trust will continue to make investments to improve and upgrade this building and seek new opportunities to attract and retain tenants.

   In January 1995, we paid off the remaining mortgage loan on this building held by an unaffiliated third party.

TOLEDO PROPERTY

   In June 1994, Owens-Corning Corporation entered into an extension of its lease with our borrower, Riverview Tower Limited Partnership ("RTLP"). The lease, which had been scheduled to expire in December 1994, was extended to December 1996. With this extension, the Trust was able to extend its loan to RTLP to December 1996.

   Since June 1994, the Trust has received principal prepayments totaling $2,200,000 from RTLP in addition to the scheduled mortgage payments.

   RTLP continues to explore various alternatives for the building after the expiration of the extended Owens-Corning lease. The Trust intends to cooperate with RTLP in regard to its future plans for the property.

LOAN PORTFOLIO

   In July 1994, the Trust made a mortgage loan of $2,050,000 on a shopping center in Saginaw, Michigan. During the first half of the year, two loans, aggregating a net investment of $8,800,000, were prepaid.

94TH CONSECUTIVE DIVIDEND PAID

   The Board of Trustees declared a cash dividend of $0.20 per share for the quarter ended January 31, 1995 which was paid on March 15, 1995 to shareholders of record on March 6, 1995. We are proud of our 24-year history of dividend payments. Few REITs can boast of 94 consecutive quarterly dividend payments. The Trustees will continue to review future dividend payments on a quarter-to-quarter basis.

OUTLOOK

   We have worked tirelessly to overcome the enormous obstacles that stood between the Trust and profitability in 1993. Two profitable years later, our work is yet to be finished. Much remains to be done to seek new opportunities for our shareholders and to preserve the value of your investment. In 1995 and beyond, this continues to be our mission. We thank you for your continued loyalty and support.



/s/ Alan M. Krause                             /s/ James H. Berick
Alan M. Krause                                 James H. Berick
Chairman and                                   President and
Co-Chief Executive Officer                     Co-Chief Executive Officer

                           SELECTED FINANCIAL DATA

   The following selected financial data of Realty ReFund Trust for each of the five years in the period ended January 31, 1995, have been derived from the audited financial statements of the Trust, which have been audited by Arthur Andersen LLP, independent public accountants. The data presented should be read in conjunction with the respective financial statements and related notes included herein.

- --------------------------------------------------------------------------------------------------------------------------
For the fiscal years ended January 31,               1995          1994            1993            1992            1991
- --------------------------------------------------------------------------------------------------------------------------
Total revenues                                  $  6,592,051   $ 7,645,790     $  6,979,119    $ 4,525,660     $ 3,985,547
                                                ==========================================================================
Income (loss) before unusual item               $    670,945   $   955,121     $ (3,535,366)   $ 1,755,862     $ 1,756,401
Unusual item--write-off of deferred
  costs associated with failed mergers                  -               -         1,007,609             -               -
                                                --------------------------------------------------------------------------
Net income (loss)                               $    670,945   $   955,121     $ (4,542,975)   $ 1,755,862     $ 1,756,401
                                                ==========================================================================

Earnings per share                                      $.66          $.94           $(4.45)         $1.72           $1.72
                                                ==========================================================================

Cash dividends paid and declared
  per share                                             $.80           $.86          $ 1.09          $1.72           $1.72
                                                ==========================================================================

Total assets                                    $ 45,165,356    $65,264,638    $ 70,428,842    $78,638,206     $41,493,234
                                                ==========================================================================

Bank and other borrowings                       $ 16,810,000    $24,575,000    $ 23,525,000    $21,050,000     $10,425,000
                                                ==========================================================================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    OPERATING RESULTS AND FINANCIAL POSITION

   All references are to the Trust's fiscal year ended January 31, 1995 as compared to 1994 or the fiscal year ended January 31, 1994, as compared to 1993.

                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   Following is an analysis of the net interest income earned on each loan in the Trust's portfolio during 1995, 1994 and 1993:

                                             ANALYSIS OF NET INTEREST INCOME BY LOAN
1995
                                AVERAGE         AVERAGE                                                      NET
                                LOANS           LOANS           AVERAGE NET     INTEREST        INTEREST     INTEREST     AVERAGE
       DESCRIPTION              RECEIVABLE (A)  PAYABLE (A)     INVESTMENT (B ) INCOME          EXPENSE      INCOME       YIELD (C)
- ------------------------------------------------------------------------------------------------------------------------------------
Wrap-Around Mortgage Loans:
   Fort Worth, Texas            $21,361,623     $12,920,553     $8,441,070      $2,107,216      $1,061,892    $1,045,324  12.4%  (f)
   Dallas, Texas                  5,459,109       4,059,109      1,400,000         131,102          90,276        40,826  11.7(d)(f)
   Toledo, Ohio                  12,727,848       4,153,957      8,573,891       1,120,698         249,722       870,976  10.2   (d)
   Akron, Ohio                    9,261,264       1,880,494      7,380,770         143,469          27,032       116,437   7.1   (d)

Other Mortgage Loans:
   Saginaw, Michigan              2,041,089               -      2,041,089         128,074               -       128,074  12.5   (e)
   Sarasota/Orlando, Florida      3,863,138               -      3,863,138         424,417               -       424,417  11.0

Loan Prepayment Fees and
   Other Income                         N/A             N/A            N/A         217,620             N/A       217,620  N/A
                                                                                --------------------------
Totals (g)                                                                      $4,272,596      $1,428,922
                                                                                ==========================

1994
Wrap-Around Mortgage Loans:
   Fort Worth, Texas            $26,623,341     $17,952,191     $8,671,150      $2,431,184      $1,463,929   $   967,255  11.1   (f)
   Dallas, Texas                  5,477,869       4,077,869      1,400,000         522,617         377,099       145,518  10.4   (f)
   Toledo, Ohio                  13,894,571       4,772,525      9,122,046       1,213,338         287,239       926,099  10.2   (f)
   Akron, Ohio                    9,602,352       2,427,999      7,174,353         700,502         139,626       560,876   7.8

Other Mortgage Loans:
   Sarasota/Orlando, Florida      3,974,234               -      3,974,234         436,692               -       436,692  11.0

   Other Income                         N/A             N/A            N/A          28,764             N/A        28,764  N/A
                                                                                --------------------------
Totals (g)                                                                      $5,333,097      $2,267,893
                                                                                ==========================

1993
Wrap-Around Mortgage Loans:
   Fort Worth, Texas            $32,663,441     $23,732,933     $8,930,508      $2,949,838      $1,938,807   $1,011,031   11.3%  (f)
   Dallas, Texas                  5,495,716       4,095,716      1,400,000         212,794         157,856       54,938   11.8(f)(h)
   Toledo, Ohio                  14,208,370       5,354,852      8,853,518       1,246,149         322,558      923,591   10.4   (f)
   Akron, Ohio                   10,158,862       3,246,889      6,911,973         717,070         187,997      529,073    7.7

Other Mortgage Loans:
   Sarasota/Orlando, Florida      4,073,808               -      4,073,808         447,748               -      447,748   11.0
                                                                                --------------------------
Totals (g)                                                                      $5,573,599      $2,607,218
                                                                                ==========================

(a) Based upon average month-end balances outstanding during each fiscal year.
(b) Average loans receivable less average loans payable.
(c) Net interest income divided by average net investment.
(d) These loans were outstanding for approximately three months in 1995. The average yield represents an annualized yield.
(e) This loan was outstanding for approximately six months in 1995. The average yield represents an annualized yield.
(f) The Trust's net investment in these loans bears interest at variable rates based on specified increments over the prime lending rate. As the prime lending rate increased in fiscal 1995 and decreased in fiscal 1994 and 1993, the average yield on these loans fluctuated accordingly.  Reference should be made to the schedule of investments in loans receivable included in Note 9 to the financial statements.
(g) Interest income in 1993 and mortgage interest expense in all years presented related to the Chicago, Illinois loans have been excluded from the above analysis as the Trust accepted title to the property in fiscal 1993.
(h) This loan was outstanding for four months in 1993. The average yield represents an annualized yield.

        Interest income on mortgage loans receivable decreased in 1995 as compared to 1994 due to the prepayment of the Akron, Ohio and Dallas, Texas wrap-around mortgage loans in April and May 1994, respectively, and the normal amortization of mortgage loan balances. This decrease was partially offset by the effect of higher prime lending rates on variable rate mortgage loans, prepayment fees and other income related to the previously mentioned loan prepayments aggregating approximately $190,000 and interest income on the Saginaw, Michigan loan made in July 1994. Interest expense on mortgage loans payable decreased in 1995 as compared to 1994, due to the prepayments of the loans underlying the Akron, Ohio and Dallas, Texas wrap-around loan investments and the normal amortization of the fixed rate mortgage loan balances.

        Interest expense on bank borrowing decreased in 1995 as compared to 1994 due to lower average borrowing levels. The proceeds from the Akron, Ohio and Dallas, Texas loan prepayments were utilized to reduce bank borrowings. The effect of lower average borrowing levels more than offset the effect of higher bank interest rates. Interest expense on the note payable to related party increased due to higher interest rates.

        Commencing February 1, 1994, the Trust began providing depreciation on the Chicago building held for sale. For 1995, the building incurred an operating loss of $175,000, inclusive of depreciation and amortization charges of $336,000. These results compare favorably with the 1994 building operating loss of $108,000, which included amortization charges of $27,000, when the effects of depreciation and amortization are removed. The improvement in building operating results is attributable primarily to lower levels of repair and maintenance expenditures in 1995.

        Other operating expenses increased in both 1995 and 1994 due to higher levels of legal and professional fees.

        In 1994, interest income on mortgage loans decreased as compared to 1993 due to the normal amortization of mortgage loan balances, the effect of lower average prime lending rates on variable rate loans receivable in 1994 and the inclusion of $95,000 of interest income on the Chicago property in 1993. Interest expense on mortgage loans payable decreased in 1994 as compared to 1993 due to the normal amortization of the fixed rate mortgage loan balances.

        Interest expense on loans from bank and related parties increased approximately $50,000 in the aggregate in 1994 as compared to 1993. The increase was due to the effect of higher average borrowing levels being partially offset by lower average interest rates in 1994. Average borrowing levels were higher in 1994 as compared to 1993 due to the funding of the purchase of a substantial fee interest in the land on which the Chicago building is located. Also, borrowings related to the Dallas, Texas investment and failed merger costs in 1993 were outstanding for a full year in 1994.

        The fee to the Advisor increased in 1994, as compared to 1993 as the relationship between Trust income and expenses more closely approximated the thresholds established in the advisory agreement. In 1993, the Advisor was required to forego approximately $188,000 of fees due to the Trust's operating expenses exceeding thresholds specified in the advisory agreement. In 1994, the amount of advisory fees so foregone was approximately $22,000.

        The 1994 results of the Trust include the operating results of the Chicago property for a full year as compared to approximately five months in 1993. During 1994 and 1993, the Chicago property incurred operating losses of approximately $108,000 and $182,000, respectively. Rental revenues for 1994 as compared to annualized 1993 revenues decreased due to decreased occupancy. Property operating expenses were considerable in fiscal 1994 as the Trust incurred substantial costs in rehabilitating the building.

        In May 1992, the borrower under the Trust's Chicago office building loans notified the Trust that it would cease making scheduled mortgage payments after the May 1992 payment. In late July 1992, the Trust took title to the property in lieu of foreclosure on the building. Prior thereto, the Trust had mortgage loans receivable on the building of approximately $12,000,000 and an underlying loan obligation of approxi-mately $832,000. An independent appraisal of the building was completed in October 1992 which indicated a net realizable value of $7,260,000. Accordingly, the Trust recorded a $4,740,343 write-down of its investment in the Chicago building, with a corresponding charge against 1993 operations. The Trust intends to sell the building, but the timing and terms of any such sale cannot be predicted. The Trust ceased accruing interest on the mortgage loans when payments ceased in May 1992. The operating loss of the property has been included in the Trust's operating results since the Trust took title to the building.

        The Trust historically has specialized in mortgage financing as its investment vehicle. In 1990, the Trustees authorized the Advisor to search for, and submit to the Trustees for approval, equity investments as well as mortgage investments. On December 27, 1991, the Trust entered into an Omnibus Acquisition Agreement (the Omnibus Agreement) which provided for the contemporaneous consummation of two mergers, whereby newly formed, wholly owned subsidiaries of the Trust would be merged with and into two limited partnerships. The Omnibus Agreement was terminated in May 1992 following (i) the institution of a class action lawsuit against such partnerships and their general partners by certain limited partners of such partnerships and (ii) the default of the borrower under the Chicago office building loans. Accordingly, previously deferred merger costs incurred in connection with the proposed mergers of $1,007,609 have been charged against income and have been reflected as an unusual item in the statements of income for 1993.

        In October 1993, the tenant which occupies 99% of the Toledo, Ohio office building announced that it would be relocating from the Toledo building to an as-yet unbuilt facility. In June 1994, the maturity date of the Trust's wraparound mortgage loan on the property was extended to December 1996 and certain terms of the loan were modified. The loan extension and modification required the borrower to make prepayments of loan principal aggregating $2,200,000 during fiscal 1995. An additional prepayment of principal in the amount of $850,000 is due to the Trust in January 1996. The interest rate on the Trust's net investment, previously 4% above the prime rate, was fixed at 10%. The Trust intends to cooperate with the building owner in considering its possible alternative responses to the tenant's decision and in formulating plans for the future use of the building. A corporation owned by the Chairman of the Trust is the general partner in the partnership which owns the Toledo building. The partnership owning the building has no substantial assets or sources of revenue other than the building. As such, if the partnership is unable to obtain a replacement tenant(s) or otherwise generate sufficient cash flow to meet its obligations under the wrap-around mortgage loan, the operating results, financial position and cash flow of the Trust could be adversely affected. Due to the preliminary status of planning for future uses of the building and the receipt of substantial principal prepayments in fiscal 1995, the Trust concluded that no writedown of its investment in the building was required at January 31, 1995.


LIQUIDITY

        To maintain tax-exempt status, the Trust is required to distribute at least 95% of its taxable income to its shareholders. It is currently the policy of the Trust to distribute sufficient dividends to maintain its tax-exempt status. As a result of the substantial loss in 1993, the Trust has available approximately $4.6 million of net operating loss carryforwards for income tax purposes. The loss carryforwards can be used to reduce future dividend payment requirements and still allow the Trust to maintain its tax-exempt status. The Trustees will assess the level of dividends to be declared on a quarterly basis.

        For 1995 as compared to 1994, net cash provided by operating activities decreased due to the reduction in the Trust's loan investment portfolio and the higher levels of payments to the Advisor and other suppliers more than offset the improved operating performance of the Chicago building and the receipt of prepayment and other fees on the Akron, Ohio and Dallas, Texas loan prepayments.

        Cash from investing activities increased considerably in 1995 due to the Akron, Ohio ($7,400,000 net investment) and Dallas, Texas ($1,400,000 net investment) loan prepayments, additional principal amortization ($2,200,000) received on the Toledo, Ohio loan pursuant to the previously discussed loan extension agreement, the normal amortization of mortgage loan balances and a lower level of expenditures for land and building and tenant improvements at the Chicago property. A partially offsetting factor was the use of $2,050,000 of funds in 1995 for a new loan on a shopping center in Saginaw, Michigan.

        Cash from financing activities decreased in 1995 as compared to 1994 as the proceeds from the Akron, Ohio and Dallas, Texas loan prepayments and the additional principal amortization received on the Toledo, Ohio loan were utilized to reduce bank borrowings. In 1994, the Trust obtained $5,000,000 of borrowings from a related party.

        For 1994, as compared to 1993, net cash provided by operating activities increased due to a lower level of cash payments to the Advisor and suppliers.
A primary cause of the decrease in such payments was the refund of 1993 fees from the Advisor of $188,000 being received in 1994.

        Net cash used for investing activities decreased in 1994 as compared to 1993 as the impact of the investments in the land and tenant improvements at the Chicago property in 1994 was more than offset by the payments of failed merger costs in 1993 and the investment in the Dallas, Texas loan in 1993. There were no new loan investments in 1994. Principal collected on mortgage loans receivable and principal payments on mortgage loans payable decreased in 1994 due to the normal amortization of mortgage loan balances.

        Net cash from financing activities in 1994 decreased considerably from 1993 as less bank borrowings were required to fund investing activities.

        In connection with the Trust's wrap-around loans, while the entire debt service is received in cash, the Trust is obligated to the borrower to make debt service payments on the underlying indebtedness. Additionally, the Trust will be funding any operating deficits of the Chicago building until such time as it is sold. However, management believes that rental revenues of the property will be sufficient to fund property operating expenses. The Trust's primary sources of funds are a bank line of credit in the amount of $22,000,000 and repayments of mortgage loans receivable. The line of credit is used to provide the Trust with a source of funds when payments due on loans underlying the Trust's wrap-around loans are in excess of the payments due the Trust or to fund losses such as experienced in 1993. In July 1994, the bank extended the line of credit to July 1996. Availability under the line of credit is $22,000,000 until August 1, 1995, at which time availability will be reduced to $10,000,000. The agreement provides for a borrowing base equal to 83.3% of the Trust's investments, as defined, and $3,000,000 for working capital with any remainder being available for new investments. No other significant changes were incorporated into the line of credit agreement. As of January 31, 1995, the Trust had available approximately $10,190,000 under the line of credit.

        In August 1994, the Trust exercised its right to extend the maturity date of the note payable to related party to August 1995.


INFLATION

        Generally, inflation affects the Trust as it affects its borrowers and the underlying real estate collateral. This type of collateral traditionally has been able to sustain itself during periods of inflation.


OTHER

        In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." As the Trust has less than $150 million of total assets, the standard will not be effective until the fiscal year ended January 31, 1996. The standard will require the Trust to disclose in its financial statements or notes thereto, the fair value of assets and liabilities which meet the standard's definition of financial instruments. The primary assets and liabilities of the Trust which qualify as financial instruments are mortgage loans receivable and payable and notes payable.

                                BALANCE SHEETS
AS OF JANUARY 31,                                         1995            1994
ASSETS

INVESTMENTS:
  Loans receivable                                      $24,476,670     $42,748,226
  Loan receivable from related party                     11,033,109      13,732,592
                                                         35,509,779      56,480,818
REAL ESTATE HELD FOR SALE, net of accumulated
  depreciation and amortization of $360,000 and $29,000
  at January 31, 1995 and 1994, respectively              8,650,257       8,358,463

OTHER ASSETS:
  Cash                                                       39,073          50,474
  Interest receivable and other assets                      966,247         374,883
                                                        $45,165,356     $65,264,638
                                                        ===========================


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Loans payable underlying wrap-around mortgages        $10,264,669     $21,566,937
  Loan payable underlying wrap-around mortgage to
    related party                                         3,832,317       4,469,721
  Mortgage loan payable on real estate held for sale              -         500,000
  Note payable to bank                                   11,810,000      19,575,000
  Note payable to related party                           5,000,000       5,000,000
  Deposits and accrued expenses                           1,543,828       1,313,326
                                                         32,450,814      52,424,984
SHAREHOLDERS' EQUITY:
  Shares of beneficial interest without par value;
    unlimited authorization; 1,020,586 shares
    outstanding in 1995 and 1994                         12,714,542      12,833,678
  Undistributed net income                                        -           5,976
                                                         12,714,542      12,839,654
                                                        $45,165,356     $65,264,638
                                                        ===========================

The accompanying notes to financial statements are an integral part of these balance sheets.

                                                       STATEMENTS OF INCOME

FOR THE YEARS ENDED JANUARY 31,
                                                   1995           1994           1993
REVENUES:
   Interest income from loans receivable        $3,151,628      $4,119,759     $ 4,422,972
   Interest income from loan receivable
     from related party                          1,120,968       1,213,338       1,246,149
   Rental revenue from real estate held
     for sale                                    2,319,455       2,312,693       1,309,998
                                                 6,592,051       7,645,790       6,979,119
EXPENSES:
   Interest on loans underlying wrap-
     around mortgages and other
     mortgage loans                              1,218,159       2,029,240       2,348,470
   Interest on loan underlying wrap-
     around mortgage to related party              249,722         287,239         322,559
   Interest on loans from bank                     793,731         964,910       1,114,089
   Interest on loans from related parties          411,944         338,077          71,881
   Fee to related party investment advisor         294,115         279,938         201,217
   Legal expense to related party                   41,000          54,000               -
   Operating expenses of real estate held
     for sale                                    2,157,957       2,394,279       1,489,624
   Depreciation of building held for sale          243,783               -               -
   Amortization of tenant improvements
     and deferred leasing commissions               92,309          26,510           2,747
   Provision for write-down of real
     estate held for sale                                -               -       4,740,343
   Other operating expenses                        418,386         316,476         223,555
                                                 5,921,106       6,690,669      10,514,485
INCOME (LOSS) BEFORE UNUSUAL ITEM                  670,945         955,121      (3,535,366)

UNUSUAL ITEM--WRITE-OFF OF
   DEFERRED COSTS ASSOCIATED
   WITH FAILED MERGERS                                   -               -       1,007,609

NET INCOME (LOSS)                                 $  670,945      $  955,121     $(4,542,975)
                                                ==========================================
   INCOME (LOSS) PER SHARE                      $      .66      $      .94     $     (4.45)
                                                ==========================================
CASH DIVIDENDS PER SHARE:

   Paid                                         $      .60      $      .68     $       .84
   Declared                                            .20             .18             .25
                                                $      .80      $      .86     $      1.09
                                                ==========================================

The accompanying notes to financial statements are an integral part of these statements.

                                                                10

                                                STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         Shares of                         Total
                                                        Beneficial      Undistributed   Shareholders'
FOR THE YEARS ENDED JANUARY 31, 1995, 1994, AND 1993     Interest        Net Income        Equity
BALANCE, JANUARY 31, 1992                               $18,660,926     $   11,871      $18,672,797
   Net loss                                              (4,531,104)       (11,871)      (4,542,975)
   Cash dividends paid                                   (1,296,144)             -       (1,296,144)
BALANCE, JANUARY 31, 1993                                12,833,678              -       12,833,678
   Net income                                                     -        955,121          955,121
   Cash dividends paid                                            -       (949,145)        (949,145)
BALANCE, JANUARY 31, 1994                                12,833,678          5,976       12,839,654
   Net Income                                                     -        670,945          670,945
   Cash dividends paid                                     (119,136)      (676,921)        (796,057)
BALANCE, JANUARY 31, 1995                               $12,714,542     $        -      $12,714,542
                                                        ===========================================
The accompanying notes to financial statements are an integral part of these statements.

                                                     STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JANUARY 31,                                            1995            1994            1993
CASH FLOWS FROM OPERATING  ACTIVITIES:
   Interest received                                                    $  3,946,514    $  4,999,019     $ 5,376,682
   Interest paid                                                          (2,709,753)     (3,552,499)     (3,884,027)
   Cash payments to investment advisor and other suppliers                  (784,514)       (184,830)       (651,814)
   Rental revenue received from real estate held for sale                  2,319,157       2,306,103       1,388,572
   Cash payments for operating costs of real estate held for sale         (2,268,734)     (2,413,637)     (1,429,950)
        Net cash provided by operating activities                            502,670       1,154,156         799,463
CASH FLOWS FROM INVESTING ACTIVITIES:
   Principal collected on mortgage loans receivable                       23,158,635       6,391,543       9,043,637
   Principal payments on mortgage loans payable                          (12,439,672)     (6,547,638)     (8,974,421)
   Payments for land and building and tenant improvements                   (621,977)       (985,856)        (83,333)
   Investments in mortgage loans receivable                               (2,050,000)              -      (1,400,000)
   Payment of failed merger costs                                                  -               -        (536,174)
   Loan fees received                                                              -               -          14,000
        Net cash provided by (used for) investing activities               8,046,986      (1,141,951)     (1,936,291)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net bank borrowings (repayments)                                       (7,765,000)     (3,950,000)      7,875,000
   Cash dividends paid                                                      (796,057)       (949,145)     (1,296,144)
   Net borrowings from (repayments to) related parties                             -       5,000,000      (3,500,000)
   Net repayments of borrowings from others                                        -               -      (1,900,000)
   Payment of financing fees                                                       -        (109,526)              -
        Net cash provided by (used for) financing activities              (8,561,057)         (8,671)      1,178,856
NET INCREASE (DECREASE) IN CASH                                         $    (11,401)   $      3,534    $     42,028
CASH AT BEGINNING OF YEAR                                                     50,474          46,940           4,912
CASH AT END OF YEAR                                                     $     39,073    $     50,474    $     46,940
                                                                        ============================================
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
   Net income (loss)                                                    $    670,945    $    955,121    $ (4,542,975)
   Adjustments to reconcile net income (loss) to net cash
        provided by operating activities-
        Depreciation of building held for sale                               243,783               -               -
        Amortization of deferred financing costs, deferred leasing
           commissions and tenant improvements                               131,257          97,087           3,629
        Amortization of deferred loan fees                                   (27,234)        (71,640)        (26,691)
        Provision for write-down of real estate held for sale                      -               -       4,740,343
        Write-off of deferred costs associated with failed mergers                 -               -       1,007,609
        Deferral of interest income                                         (137,596)       (273,735)       (353,810)
        (Increase) decrease in interest receivable and other assets         (636,221)         78,250         (60,865)
        Increase in deposits and accrued expenses                            257,736         369,073          32,223
                                                                        $    502,670    $  1,154,156    $    799,463
                                                                        ============================================

The accompanying notes to financial statements are an integral part of these statements.

                        NOTES TO FINANCIAL STATEMENTS
                       January 31, 1995, 1994 and 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Principles of Consolidation
        The financial statements include the accounts of Realty ReFund Trust and its wholly owned subsidiaries RRF LP I, Inc. and RRF LP II, Inc. (collectively, the Trust). All significant intercompany transactions and balances have been eliminated in the accompanying finacial statements.

Investments in Wrap-Around Mortgages and Related Underlying Loans
        In a wrap-around mortgage structure, the principal amount secured by the mortgage note held by the Trust is equal to the outstanding balance under the prior mortgage loan plus the amount of funds advanced by the Trust. The notes held by the Trust are subordinate to the underlying prior indebtedness. The Trust agrees with the borrower to make principal and interest payments to the holder of the existing prior mortgage, but only to the extent scheduled payments are received from the borrower and no other default exists. Generally, the Trust has the right to pay off the prior indebtedness and succeed to its priority.
        The mortgage notes held by the Trust generally are coterminous with the underlying prior indebtedness and provide for lump-sum payments by the borrower upon maturity.
        Scheduled minimum payments during the five years ending January 31, 2000 and, thereafter, are approximately as follows:


                        PRINCIPAL PAYMENTS

                             DUE TO       DUE FROM
                           TRUST ON       TRUST ON
YEAR ENDING                   LOANS          LOANS
JANUARY 31,              RECEIVABLE        PAYABLE

1996                    $11,142,000     $6,364,000
1997                     22,455,000      5,297,000
1998                         69,000        764,000
1999                         78,000        811,000
2000                      1,765,000        861,000
Thereafter                        -              -
                        ==========================

Depreciation and Amortization
        Commencing February 1, 1994, the Trust began recording depreciation on the Chicago building held for sale. Depreciation is being provided on a straight-line basis over the 30-year estimated economic life of the building. Accumulated depreciation of the building and building improvements at January 31, 1995 was $244,000.
        Included in real estate held for sale at January 31, 1995 and 1994 are tenant improvement costs of $672,000 and $230,000, respectively, which are being amortized on a straight-line basis over the related lease terms, which are generally five years. Accumulated amortization of such costs was $116,000 and $29,000 at January 31, 1995 and 1994, respectively.
        Included in interest receivable and other assets at January 31, 1995 are deferred leasing commissions of $162,000 which are being amortized on a straight-line basis over the related lease terms. Accumulated amortization of such deferred costs at January 31, 1995 is $6,000.
        Included in interest receivable and other assets are legal costs incurred in selling the secured note payable to related party discussed in Note
5. These deferred costs are fully amortized as of January 31, 1995. Accumulated amortization at January 31, 1995 and 1994 was $110,000 and $71,000, respectively. Amortization expense of $39,000 and $71,000 is included in interest expense on loans from related parties in the accompanying statements of income for 1995 and 1994, respectively.

Earnings Per Share
        Earnings per share has been computed based on the weighted average number of shares outstanding during the periods. Earnings per share for 1995, 1994 and 1993 was based upon 1,020,586 shares. During these periods the Trust had no potentially dilutive securities outstanding.

Statements of Cash Flows
        The Trust considers all highly liquid short-term investments with the original maturities of three months or less to be cash equivalents.
        In July 1992, in a noncash transaction, the Trust accepted title in lieu of foreclosure on a Chicago office building. See Note 2 for further discussion.

Reclassifications
        Certain prior year amounts have been reclassified to conform with the current year presentation.

New Accounting Principles
        In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The Trust is not required to adopt the standard until the fiscal year ended January 31, 1996. The standard will require the Trust to disclose in its financial statements or notes thereto, the fair value of assets and liabilities which meet the standard's definition of financial instruments. The primary assets and liabilities of the Trust which qualify as financial instruments are mortgage loans receivable and payable and notes payable.

2. REAL ESTATE HELD FOR SALE:
        In May 1992, the borrower under the Trust's Chicago office building loans notified the Trust that it would cease making scheduled mortgage payments after the May 1992 payment. In late July 1992, the Trust accepted title in lieu of foreclosure on the building. Prior thereto, the Trust had mortgage loans receivable on the building of approximately $12,000,000 and an underlying loan obligation of approximately $832,000. An appraisal was completed in October 1992 indicating a building net realizable value of $7,260,000.

        Accordingly, the Trust recorded a $4,740,000 write-down of its investment in the Chicago building with a corresponding charge against fiscal 1993 operations. During the year ended January 31, 1994, the Trust purchased an 83% interest in the land underlying the building for approximately $897,000. The Trust intends to sell the building, but the timing and terms of any such sale cannot be predicted. The Trust ceased accruing interest on the mortgage loans when payments ceased in May 1992. Interest income recorded by the Trust on this investment was approximately $95,000 in 1993. The operating results of the property have been included in the accompanying statements of income since the date of the title acceptance.

3. UNUSUAL ITEM:
        In December 1991, the Trust entered into an Omnibus Acquisition Agreement (the Omnibus Agreement) which provided for the contemporaneous consummation of two mergers, whereby newly formed, wholly owned subsidiaries of the Trust would be merged with and into two Delaware limited partnerships, Lepercq Corporate Income Fund L.P. (LCIF I) and Lepercq Corporate Income Fund II L.P. (LCIF II). The Omnibus Agreement was terminated in May 1992 due to a combination of the Chicago office building loans default and a class action lawsuit instituted against LCIF I, LCIF II and their general partners by limited partners of LCIF I and LCIF II. Accordingly, $1,008,000 of previously deferred costs incurred in connection with the proposed mergers were charged against income and have been reflected as an unusual item in the accompanying statement of operations for 1993.

4. NOTE PAYABLE TO BANK:
        The Trust has a revolving credit agreement with a bank. At the option of the Trust, borrowings against the line of credit bear interest at either the bank's prime lending rate or a fixed rate equal to 1.5% over LIBOR. A commitment fee of 3/8% is payable on the unused portion of the line of credit. Among other provisions, the agreement provides that the Trust cannot permit its net worth, including subordinated debt, to be less than $17 million and that total debt, excluding wrap-around mortgages, and senior indebtedness are limited to 300% and 225%, respectively, of the Trust's net worth.
        In July 1994, the bank extended the Trust's revolving credit agreement to July 31, 1996. Availability under the agreement is $22,000,000 until August 1, 1995 at which time availability will be reduced to $10,000,000. The agreement provides for a borrowing base equal to 83.3% of the Trust's investments, as defined, and $3,000,000 for working capital, with any remainder being available for new investments. As of January 31, 1995, the Trust had borrowed $11,810,000 under this agreement. At January 31, 1995, the Trust had available approximately $10,190,000 under the amended terms of the agreement.
        For the years ended January 31, 1995, 1994 and 1993, the average daily bank borrowings were $12,427,000, $20,075,000 and $19,394,000, respectively, with a weighted average interest rate (actual interest expense divided by average daily borrowings) of 6.40%, 4.81% and 5.46%, respectively. The weighted average interest rates on bank borrowings outstanding at January 31, 1995, and 1994 were 7.34% and 4.76%, respectively. As of January 31, 1995, the prime rate was 8.5%.

5. NOTE PAYABLE TO RELATED PARTY:
        In March 1993, the Trust sold a $5,000,000 secured note to the Chairman of the Trust, at par. The note bears interest at the prime lending rate and had a stated maturity date of August 1994. As the Trust's revolving credit agreement was extended to July 1996, the Trust exercised its option to extend the maturity of the note to August 1995. The note is subordinate to the Trust's bank line of credit.
        Until May 1992, the Trust had outstanding borrowings from the former Chairman of the Trust and from The Mid-America Management Corporation, an entity owned by the present Chairman of the Trust. Borrowings under such notes were payable upon demand and accrued interest at 1/2% below the lowest rate then available to the Trust under the bank revolving credit agreement at the time such loan was made. These notes were subordinate to the Trust's bank borrowings. Total related party interest expense on these borrowings was approximately $72,000 in 1993.

6. Federal Income Taxes:
        No provision for current or deferred income taxes has been made by the Trust on the basis that it qualifies under Sections 856-860 of the Internal Revenue Code as a real estate investment trust and has distributed or will distribute all of its taxable income for the year ended January 31, 1995 to shareholders. On February 22, 1995, the Trustees declared a dividend, payable on March 15, 1995, in the amount of $.20 per share of beneficial interest, totaling $204,000. The total dividends per share applicable to operating results for the year ended January 31, 1995, including the declaration on February 22, 1995, amount to $.80.
        An income tax net operating loss of approximately $4,600,000 was incurred in fiscal 1993 and is available for carryforward until fiscal 2008. A portion of the dividends paid in the calendar years 1992-1994 represents a return of capital primarily as a result of the net operating loss for fiscal 1993 and for fiscal 1994 and 1995, depreciation deductions for tax reporting purposes relative to the building held for sale. The quarterly allocation of cash dividends paid per share for individual shareholders' income tax purposes was as follows:

                CALENDAR 1994               CALENDAR 1993            CALENDAR 1992

                        Return                  Return                  Return
Month           Ordinary   of   Total   Ordinary   of   Total   Ordinary   of   Total
Paid            Income  Capital Paid    Income  Capital Paid    Income  Capital Paid
March           $.121   $.059   $.18    $.148   $.102   $.25    $.07    $ .36   $ .43
June             .135    .065    .20     .148    .102    .25      -       .34     .34
September        .135    .065    .20     .148    .102    .25      -       .25     .25
December         .135    .065    .20     .106    .074    .18      -       .25     .25
                $.526   $.254   $.78    $.550   $.380   $.93    $.07    $1.20   $1.27
                =====================================================================

        A portion of the dividend paid in March 1992 was ordinary income, as for income tax purposes such amount represented a distribution of earnings applicable to the fiscal year ended January 31, 1992.
        The tax status of distributions to shareholders in fiscal 1996 will be dependent on the level of the Trust's earnings in that year. If fiscal 1996 taxable income of the Trust exceeds dividends paid in that year, such dividends will represent ordinary income to the recipients irrespective of the net operating loss carryforward.

7. ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS:
        The Trust has an Advisory Agreement with Mid-America ReaFund Advisors, Inc. (the Advisor) which provides for the administration of the day-to-day investment operations of the Trust. The Advisor is an entity which is jointly owned by the present Chairman and President of the Trust. Under the terms of this agreement, the Advisor is to receive, subject to certain limitations, a monthly fee equal to 1/12 of 1% of invested assets, as defined in the agreement, and an annual incentive fee equal to (a) 10% of the amount by which the net income of the Trust exceeds 8% of the average net worth for the year and (b) 10% of the difference between net realized capital gains less accumulated net realized capital losses, as defined. For any fiscal year in which operating expenses of the Trust exceed certain thresholds specified in the agreement, the Advisor is required to refund to the Trust the amount of such excess. There was no refund requirement with respect to fiscal 1995. For fiscal 1994 and 1993, operating expenses exceeded the specified thresholds by $22,000 and $188,000, respectively.
        The Chairman and President of the Trust have employment agreements with the Trust, expiring in 2005, each of which have been extended in the past and are expected to be extended in the future. The employment agreements provide that these individuals will receive no compensation from the Trust as long as the Advisory Agreement is in effect. However, should the Advisor no longer provide services to the Trust, these individuals will then be compensated, collectively, upon the same annual basis as the Advisor would have been compensated under the current terms of the Advisory Agreement had it remained in effect.

8. LOANS PAYABLE:
        As of January 31, 1995, the Trust had outstanding the following mortgage loans payable:

                        Principal         Total
                         Balance        Installments
                          as of         of Principal
                        January 31,     and Interest  Interest  Maturity
     Location              1995           Per Year      Rate    Date
Office Buildings-
   Fort Worth, Texas    $10,264,669     $6,312,048      8.11%   October 1996
   Toledo, Ohio           3,832,317        890,340      6.05%   December 1999
                        $14,096,986     $7,202,388
==============================================================================

9. INVESTMENTS IN LOANS RECEIVABLE:
        As of January 31, 1995, the Trust had outstanding the following loans receivable. The Trust's net investment in each of the wrap-around mortgages is subordinate to underlying prior indebtedness.

                                                                                                                Lump-Sum Amounts
                                                                    Balance, January 31, 1995                      At Maturity

                                                Loans                                 Year-End                            Due From
                                              Underlying                   Trust's    Interest                   Due to   Trust on
                                  Loans          Wrap-       Trust's       Original     Rate        Final       Trust on  Underlying
                                Receivable      Around         Net          Net        on Loans   Maturity        Loans      Loans
Description                        (a)         Mortgages    Investment    Investment  Receivable    Date       Receivable   Payable
WRAP-AROUND MORTGAGES:
   Office Buildings-
     Fort Worth, Texas           $18,644,085   $10,264,669   $ 8,379,416   $ 9,000,000   10.4%    October 1996   $ 8,780,000     $ -
     Toledo, Ohio (b)             11,033,109     3,832,317     7,200,792     6,500,000    8.6%   December 1996     9,698,000       -

     Total wrap-around mortgages  29,677,194    14,096,986    15,580,208    15,500,000                            18,478,000       -
OTHER MORTGAGE LOANS:
   Motels-Sarasota, Florida;
     Orlando, Florida              3,803,517             -     3,803,517     3,500,000   11.0%     August 1995     3,740,000       -
   Shopping Center
     Saginaw, Michigan             2,029,068             -     2,029,068     2,050,000   12.5%     August 1999     1,722,000       -
                                 $35,509,779   $14,096,986   $21,412,793   $21,050,000                           $23,940,000     $ -
                                 ===========   ===========   ===========   ===========                           ===========     ===
Periodic Payment Terms (d)
WRAP-AROUND MORTGAGES:
   Office Buildings--
     Fort Worth, Texas          Principal and interest payable in monthly installments of approximately $625,000 through October
                                1996; remaining principal payable at maturity; prepayment privilege with a penalty, as defined, until maturity.

     Toledo, Ohio               Payable in monthly instalments of approximately $128,000 inclusive of interest at 10% on the Trust's net investment through December 1996; required borrower to make principal prepayments of $1,350,000 and $850,000 in June 1994 and January 1995, respectively; requires an additional principal prepayment of $850,000 in January 1996; remaining principal due at maturity; prepayment penalty of
                                1% until maturity.  Thirty days' prior written notice must be given to the Trust by mortgagor of intention to prepay mortgage loan.
OTHER MORTGAGE LOANS:
   Motels
     Sarasota, Florida;         Principal and interest payable in equal monthly installments of approximately $45,000 with remaining
     Orlando, Florida           principal due at maturity; prepayment privilege with a penalty , as defined, until maturity.

   Shopping Center--
     Saginaw, Michigan          Principal and interest payable in monthly installments of approximately $24,000 through June 1999, with remaining principal due at maturity; prepayment privilege with a penalty , as defined, until maturity.  Thirty days' prior written notice must be given to the Trust by mortgagor of intention to prepay mortgage loan.

RECONCILIATION OF MORTGAGE LOANS RECEIVABLE
                                    1995            1994            1993
BALANCE, BEGINNING OF PERIOD    $56,480,818     $62,598,626     $77,788,796

ADDITIONS:
   Office buildings (c)             137,596         273,735         353,810
   Apartments                           -               -         5,500,000
   Shopping center                2,050,000             -               -
                                  2,187,596         273,735       5,853,810
COLLECTIONS OF PRINCIPAL:
   Office buildings               8,245,258       5,682,838       8,403,526
   Shopping centers               9,332,144         576,142         537,296
   Motels                           117,280         105,115          94,214
   Apartments                     5,463,953          27,448           8,601
                                 23,158,635       6,391,543       9,043,637
ACCEPTANCE OF TITLE (NOTE 2)            -               -        12,000,343
BALANCE, END OF PERIOD          $35,509,779     $56,480,818     $62,598,626
                                ===========     ===========     ===========

(a) Represents investment for both financial reporting and federal income tax purposes.
(b) In June 1994, the maturity date of the Toledo, Ohio loan was extended to December 31, 1996. In connection therewith, certain terms of the loan were modified. See "Periodic Payment Terms" above.
(c) Represents deferred interest applicable to existing loans.
(d) Unless otherwise stated, ninety days prior written notice must be given to the Trust by mortgagor of intention to prepay a mortgage loan.

10. RELATED PARTY TRANSACTIONS:
        The Trust recorded provisions of approximately $41,000 and $54,000 in fiscal years 1995 and 1994, respectively, for legal services provided by a law firm of which the President of the Trust and another Trustee are principals. In 1993, included in the writeoff of deferred costs associated with the failed mergers was approximately $158,000 of legal fees paid to the related party.

        The Trust has an investment in a wrap-around mortgage loan on a commercial building located in Toledo, Ohio owned by a partnership of which a corporation owned by the present Chairman of the Trust is the general partner. As of January 31, 1995, the related party loan receivable and underlying loan payable were approximately $11,033,000 and $3,832,000, respectively, while at January 31, 1994, the related party loan receivable and underlying loan payable were approximately $13,733,000 and $4,470,000, respectively. In the years ended January 31, 1995, 1994 and 1993, the Trust earned approximately $1,121,000, $1,213,000 and $1,246,000 of interest income on this loan, respectively, of which payment of approximately $138,000 and $274,000 and $275,000 was deferred and added to the principal balance of the mortgage loan receivable. The Trust incurred interest expense of approximately $250,000, $287,000 and $323,000 in connection with the related underlying loan payable for the years ended January 31, 1995, 1994 and 1993, respectively. As discussed in Note 9, this loan was modified and extended in fiscal 1995.


11. SUMMARIZED FINANCIAL INFORMATION-RIVERVIEW TOWER LIMITED PARTNERSHIP AND PACIFIC PLACE PARTNERS, LTD.:

        As required by the Securities and Exchange Commission, the following is summarized financial information for Riverview Tower Limited Partnership, the borrower under the Toledo, Ohio wrap-around mortgage loan and Pacific Place Partners, LTD., the borrower under the Fort Worth, Texas, wrap-around mortgage loan. Both Riverview Tower Limited Partnership and Pacific Place Partners, LTD. were audited by other auditors. (000's omitted)

RIVERVIEW TOWER LIMITED PARTNERSHIP

                                  DECEMBER 31,                                                                    DECEMBER 31,
                                 1994    1993                                                                    1994     1993
Escrow receivable               $   163  $   160                Accounts payable and accrued ecpenses           $   684  $ 2,498
Land, building, improvements                                    Mortgage payable to Reality ReFund Trust         11,937   13,759
  and equipment, net             12,603   13,041                                                                 12,621   16,257
Other assets                         25       33                Partners' equity (deficit)                          170   (3,023)
Total assets                    $12,791  $13,234                Total liabilities and partners' equity          $12,791  $13,234
                                ================                                                                ================

                                                                        YEAR ENDED DECEMBER 31,
                                                                        1994    1993    1992
Gross revenues                                                          $7,497  $3,792  $3,957
Operating expenses                                                       2,724   2,549   2,532
Income before depreciation,amortization and
  interest expense                                                       4,773   1,243   1,452
Depreciation and amortization                                              438     438     438
Interest expense                                                         1,141   1,214   1,250
Net income (loss)                                                                $3,194  $ (409) $ (263)
                                                                        ======================


PACIFIC PLACE PARTNERS LTD.
                                          DECEMBER 31,                                                            DECEMBER 31,
                                        1994    1993                                                            1994      1993
Land, building and equipment, net       $41,369 $44,067                 Accrued expenses                        $    80   $    86
Other assets                                259     306                 Deffered rent                             1,466     2,264
Total assets                            $41,628 $44,373                 Mortgage payable                         36,975    39,490
                                        ===============                                                          38,521    41,840
                                                                        Partners' equity                          3,107     2,533
                                                                        Total liabilities and partners' equity  $41,628   $44,373
                                                                                                                =================

                                                   YEAR ENDED
                                                   DECEMBER 31,
                                                1994    1993    1992
Gross revenues                                  $8,302  $8,327  $8,308
General and administrative expenses                  1      24       4
Depreciation and amortization expense            2,744   2,744   2,744
Interest expense                                 4,982   5,303   5,826
Net income (loss)                               $  575  $  256  $ (266)
                                                ======================

        Summarized financial information for borrowers is not included with respect to any other loans of the Trust as the loans do not otherwise meet the criteria of the Securities and Exchange Commission for such disclosure.

                                      17

12. QUARTERLY RESULTS (UNAUDITED):
        The following is an unaudited summary of the results of operations, by quarter, for the fiscal years ended January 31, 1995 and 1994. Management believes that all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim results have been included. The results of operations for any interim period are not necessarily indicative of those for the entire fiscal year.

                                                                                             QUARTER ENDED
FISCAL 1995                                                              APRIL 30        JULY 31        OCTOBER 31      JANUARY 31
Total revenues                                                          $1,928,865      $1,582,849      $1,551252       $1,529,085
===================================================================================================================================
Total revenues less interest expense on mortgage loans and operating expenses, depreciation and amortization expenses of building
  held for sale                                                         $   863,328     $   584,636     $   531,956     $   650,201
===================================================================================================================================
Net income                                                              $   226,161     $   147,829     $   143,482     $   153,473
===================================================================================================================================
Earnings per share                                                      $       .22     $       .14     $       .14     $       .15
===================================================================================================================================
Dividends declared per share                                            $       .20     $       .20     $       .20     $       .20
===================================================================================================================================

                                                                                             QUARTER ENDED
FISCAL 1994                                                              APRIL 30        JULY 31        OCTOBER 31      JANUARY 31
Total revenues                                                          $1,935,140      $1,936,439      $1,907,988      $1,866,213
===================================================================================================================================
Total revenues less interest expense on mortgage loans and operating expenses, depreciation and amortization expenses of building
  held for sale                                                         $   783,212     $   713,949     $   702,212     $   709,149
===================================================================================================================================
Net income                                                              $   335,551     $  250,736      $   185,807     $   183,027
===================================================================================================================================
Earnings per share                                                      $       .33     $       .25     $       .18     $       .18
===================================================================================================================================
Dividends declared per share                                            $       .25     $       .25     $       .18     $       .18
===================================================================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Trustees,
Realty ReFund Trust:

   We have audited the accompanying balance sheets of Realty ReFund Trust (an Ohio unincorporated business trust) as of January 31, 1995 and 1994, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. The summarized financial data contained in Note 11 are based on the financial statements of Riverview Tower Limited Partnership and Pacific Place Partners, LTD. which were audited by other auditors. Their reports have been furnished to us and our opinion, insofar as it relates to the data in Note 11, is based solely on the reports of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Realty ReFund Trust as of January 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1995 in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP

Cleveland, Ohio,

February 22, 1995.

                              TRUSTEES AND OFFICERS

ALAN M. KRAUSE
Chairman and Co-Chief Executive Officer of the Trust and Mid-America ReaFund Advisors, Inc. (advisor to Trust); Principal, The Mid-America Companies (real estate ownership); President, The Mid-America Management Corporation (real estate management)

JAMES H. BERICK
President, Co-Chief Executive Officer and Treasurer of the Trust and Mid-America ReaFund Advisors, Inc. (advisor to Trust); Chairman, Berick, Pearlman & Mills Co., L.P.A. (attorneys)

ALVIN M. KENDIS
Retired; formerly Of Counsel, McDonald, Hopkins, Burke & Haber Co. L.P.A. (attorneys)

FRANK L. KENNARD
Retired; formerly Senior Vice President, The Huntington National Bank

SAMUEL S. PEARLMAN
Principal, Berick, Pearlman & Mills Co., L.P.A. (attorneys)

MARK S. MISENCIK
Vice President of the Trust

CHRISTINE TURK
Secretary of the Trust

TIMOTHY M. BAIRD
Controller of the Trust

                                 CORPORATE DATA

CORPORATE HEADQUARTERS
1385 Eaton Center
Cleveland, Ohio  44114
(216) 771-7663

INVESTMENT ADVISOR
Mid-America ReaFund Advisors, Inc.
1385 Eaton Center
Cleveland, Ohio  44114
(216) 771-7663

TRANSFER AGENTS AND REGISTRARS OF SHARES
The Huntington National Bank
Columbus, Ohio
Chemical Mellon Shareholder Services
New York, New York
Telecommunications Devices for the Deaf can be reached at (800) 231-5469

STOCK LISTING
New York Stock Exchange
Symbol:  RRF

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP

GENERAL COUNSEL
Berick, Pearlman & Mills Co., L.P.A.
Cleveland, Ohio

Shareholders who would like to receive, without charge, the Trust's annual report on Form 10-K filed with the Securities and Exchange Commission should write to:

Realty ReFund Trust
1385 Eaton Center
Cleveland, Ohio  44114
Attn.:  Timothy M. Baird


Printed on recycled paper

[BACK COVER PAGE OF ANNUAL REPORT]

Realty ReFund Trust
1385 Eaton Center Cleveland, Ohio 44114

[watermark of amortization table in background]