Form 10-K, Exhibit 13
period 1996-01-31
REALTY REFUND TRUST
filed 1996-04-30
CIK 82473

                                  Exhibit 13

                     The Registrant's 1996 Annual Report

                                                        EXHIBIT 13

                                                                         1996


                              REALTY REFUND TRUST

[PHOTO 1: Photo of ten-key tape and a pencil tip superimposed on two buildings]




REALTY REFUND TRUST

Annual Report for

the year ended

January 31, 1996


[STYLIZED REALTY REFUND
 TRUST LOGO]




                            [OUTSIDE FRONT COVER]

[Photo 2: Circular photo of a portion of a ten-key tape and pencil tip]

Realty ReFund Trust

About Realty ReFund Trust

        Realty ReFund Trust has specialized in the refinancing of existing income producing commercial, industrial and multi-unit residential property by supplementing or replacing existing financing.

        The Trust's primary refinancing tool has been the "wrap-around" mortgage loan. The wrap-around refinancing technique enables both the Trust and its borrower to utilize the leverage available in the existing first mortgage on the borrower's property. The Trust offers a borrower a new mortgage loan (a wrap-around loan) on that property, the principal amount of which equals the balance outstanding on that property's existing mortgage loan plus an additional amount supplied by the Trust.

        With its current cycle of investments winding down, Realty ReFund is reviewing all of its options as to how to proceed, including: merger; sale; restructuring; new financing sources, both public and private; and liquidation of the Trust.

        Established in 1971, Realty ReFund Trust has elected to be taxed as a real estate investment trust as that term is used in Sections 856-860 of the Internal Revenue Code of 1954, as amended.


Contents

Letter to Shareholders................................................    1-3
Selected Financial Data...............................................      4
MD&A..................................................................    5-8
Balance Sheets........................................................      9
Statements of Operations..............................................     10
Statements of Shareholders' Equity....................................     11
Statements of Cash Flows..............................................     12
Notes.................................................................  13-18
Report of Independent Public Accountants..............................     19
Trustees and Officers.................................................     20






                             [INSIDE FRONT COVER]

To Our Shareholders


SHAREHOLDERS

For the year ended January 31, 1996, Realty ReFund Trust reported a loss of $(7.40) per share on a net loss of $(7,554,351) compared to prior year's earnings of $0.66 per share on net income of $670,945. Revenues for the year were $5,430,006 versus $6,692,051 in 1995.

   For the fourth quarter ended January 31, 1996, the Trust reported a loss of $(2.87) per share on a net loss of $(2,927,661), compared to prior year's earnings of $0.15 per share on net income of $153,473.

   The year-to-date and fourth quarter losses reported in the current year resulted from the valuation allowances, totaling $8 million, established during the year on two properties. Later in this letter, we will detail our decisions to establish these allowances.

   As you know, Realty ReFund Trust includes Funds From Operations ("FFO") in its financial reports to account for the depreciation taken on its equity investment in Chicago. Essentially, FFO is the sum of the net income plus depreciation and valuation allowances less capital gains. Like many other REITs which have equity investments in real estate, we use FFO to provide you with a more accurate measurement of our year-to-year performance.

Year ended January 31,                              1996                   1995
- --------------------------------------------------------------------------------
Net income (loss)                            $(7,554,351)               $670,945
Funds From Operations                            710,522                 914,728
Income (loss) per share                            (7.40)                    .66
Funds From Operations per share                      .70                     .90
Dividend per share                                   .50                     .80

Three months ended January 31,               1996                  1995
- --------------------------------------------------------------------------------
Net income (loss)                             $(2,927,661)              $153,473
Funds From Operations                             141,262                215,756
Income (loss) per share                             (2.87)                   .15
Funds From Operations per share                       .14                    .21
Dividend per share                                    .10                    .20

   During the calendar year of 1995, the Trust paid dividends of $.60, of which
97.4 percent was taxable and 2.6 percent was non-taxable as a return of capital.

Toledo Property

In the second quarter of 1995, Realty ReFund Trust established a valuation allowance of $5 million in respect of its mortgage loan on the Riverview Tower. Riverview Tower Limited Partnership, the owner of this property and a borrower from the Trust, is seeking to sell this property. In view of the fact that our loan was made on a non-recourse basis, we have written down the value of the loan to reflect our current estimate of its market value.

   The current book value of the Trust's investment on this property is approximately $1.4 million.

Chicago Property

Our property enhancement program for the Carbide and Carbon Building in Chicago continued to produce positive results last year. For the year ended January 31, 1996, the Trust maintained operating profits, before the deductions for depreciation and amortization of tenant improvements and leasing commissions, for the second consecutive year. As you will recall, this property was running at a substantial loss when Realty ReFund took title to it in mid-1992.

   Unfortunately, Chicago's office building market has not improved as quickly as was projected earlier. Accordingly, the Trust established a valuation allowance of $3 million in the fourth quarter to reflect our current estimate of the market value of this property should it become necessary to sell it prematurely.

Loans Paid Off During The Year

As previously announced, the mortgage loan to American Motor Inns in Sarasota and Orlando, Florida was paid in full at its maturity in August 1995. The net proceeds of approximately $3.5 million were used to reduce bank debt. The mortgage loan on the shopping center in Saginaw, Michigan was prepaid in full in September 1995. The net proceeds of approximately $2.0 million also were applied to reduce bank debt.

BOARD RE-ELECTED

The Trust held its 24th annual meeting on May 15, 1995. At the meeting, the shareholders re-elected Realty ReFund's Board of Trustees. Management and the Trustees appreciate this vote of confidence.

98TH CONSECUTIVE DIVIDEND PAID

The Board of Trustees declared a cash dividend of $.10 per share for the quarter ended January 31, 1996 which was paid on March 15, 1996 to shareholders of record on March 8, 1996. The Trustees will continue to review future dividend payments on a quarter-to-quarter basis.

INVESTMENT BANK RETAINED -- OUTLOOK

At the recommendation of its Board of Trustees, Realty ReFund retained the investment banking firm of Brown, Gibbons, Lang & Company, L.P., in August 1995 to review the future direction of the Trust. With our current cycle of investments winding down, the Trust has come to a crossroads. Brown, Gibbons has been asked to review all of the Trust's options as how to proceed, including: merger; sale; restructuring; new financing sources, both public and private; and liquidation of the Trust.

   Since that time, we have received well over 100 inquiries and have had numerous plans suggested involving Realty ReFund. We currently are investigating each proposal and will make our final recommendations to the Board. The Trust plans to act swiftly should we find a plan that will enhance shareholder value. If no such plan should become available in the reasonably near future, the Trust will determine which of its available options to pursue, including the possibility of an orderly liquidation. We will keep you abreast of our findings and thank you for your continued loyalty and support.


/s/Alan M. Krause
Alan M. Krause
Chairman and Co-Chief Executive Officer

/s/James H. Berick
James H. Berick
President and Co-Chief Executive Officer

Selected Financial Data

The following selected financial data of Realty ReFund Trust for the five years ended January 31, 1996, have been derived from the audited financial statements of the Trust, which have been audited by Arthur Andersen LLP, independent public accountants. All of the data should be read in conjunction with the respective financial statements and related notes included herein.

SELECTED FINANCIAL  DATA

For the fiscal years ended January 31,        1996             1995            1994           1993            1992
- ---------------------------------------------------------------------------------------------------------------------

Total revenues                             $ 5,430,006     $ 6,592,051     $ 7,645,790    $ 6,979,119     $ 4,525,660
                                           --------------------------------------------------------------------------
Income (loss) before unusual item          $(7,554,351)    $   670,945     $   955,121    $(3,535,366)    $ 1,755,862
Unusual item -- write-off of deferred
costs associated with failed mergers                --              --              --      1,007,609              --
                                           --------------------------------------------------------------------------
Net income (loss)                          $(7,554,351)    $   670,945     $   955,121    $(4,542,975)    $ 1,755,862
                                           --------------------------------------------------------------------------


Earnings per share                         $     (7.40)    $       .66     $       .94    $     (4.45)    $      1.72
                                           --------------------------------------------------------------------------

Cash dividends paid
and declared per share                     $       .50     $       .80     $       .86    $      1.09     $      1.72
                                           --------------------------------------------------------------------------

Total assets                               $24,555,330     $45,165,356     $65,264,638    $70,428,842     $78,638,206
                                           --------------------------------------------------------------------------

Bank and other borrowings                  $10,795,000     $16,810,000     $24,575,000    $23,525,000     $21,050,000
                                           --------------------------------------------------------------------------

Management's Discussion and Analysis of Operating Results and Financial Position

               All references are to the Trust's fiscal year ended January 31, 1996, as compared to 1995 or the fiscal year ended January 31, 1995, as compared to 1994.

               Results of Operations and Financial Position
               Following is an analysis of the net interest income earned on each loan in the Trust's portfolio during 1996, 1995 and 1994:

                      OPERATIONS AND FINANCIAL POSITION

ANALYSIS OF NET INTEREST INCOME BY LOAN

                                 AVERAGE LOANS   AVERAGE LOANS  AVERAGE NET     INTEREST    INTEREST   NET INTEREST   AVERAGE
DESCRIPTION                       RECEIVABLE(a)    PAYABLE(a)   INVESTMENT(b)    INCOME      EXPENSE      INCOME      YIELD (c)
- ---------------------------------------------------------------------------------------------------------------------------------
1996
- ---------------------------------------------------------------------------------------------------------------------------------
Wrap-Around mortgage loans:
      Fort Worth, Texas            $15,814,885   $ 7,456,734     $8,358,151    $1,766,385  $  617,123  $1,149,262     13.8%(d)
      Toledo, Ohio                  10,624,356     3,496,911      7,127,445       932,605     209,872     722,733     10.1
Other mortgage loans:
      Saginaw, Michigan              2,015,912            --      2,015,912       149,299          --     149,399     14.8(e)
      Sarasota/Orlando, Florida      3,771,941            --      3,771,941       207,167          --     207,167     11.0(f)
Loan prepayment fees
  and other income                         N/A           N/A            N/A        76,749         N/A      76,749      N/A
                                                                               ----------------------
Totals                                                                         $3,132,205  $  826,995
                                                                               ----------------------

1995
- ---------------------------------------------------------------------------------------------------------------------------------
Wrap-Around mortgage loans:
   Fort Worth, Texas               $21,361,623   $12,920,553     $8,441,070    $2,107,216  $1,061,892  $1,045,324     12.4%(d)
        Dallas, Texas                5,459,109     4,059,109      1,400,000       131,102      90,276      40,826     11.7(d)(g)
   Toledo, Ohio                     12,727,848     4,153,957      8,573,891     1,120,698     249,722     870,976     10.2
   Akron, Ohio                       9,261,264     1,880,494      7,380,770       143,469      27,032     116,437      7.1(g)
Other mortgage loans:
   Saginaw, Michigan                 2,041,089            --      2,041,089       128,074          --     128,074     12.5(e)
   Sarasota/Orlando, Florida         3,863,138            --      3,863,138       424,417          --     424,417     11.0
Loan prepayment fees
  and other income                         N/A           N/A            N/A       217,620         N/A     217,620      N/A
                                                                               ----------------------
Totals (h)                                                                     $4,272,596  $1,428,922
                                                                               ----------------------

1994
- ---------------------------------------------------------------------------------------------------------------------------------
Wrap-Around mortgage loans:
   Fort Worth, Texas               $26,623,341   $17,952,191     $8,671,150    $2,431,184  $1,463,929  $  967,255     11.1%(d)
   Dallas, Texas                     5,477,869     4,077,869      1,400,000       522,617     377,099     145,518     10.4(d)
   Toledo, Ohio                     13,894,571     4,772,525      9,122,046     1,213,338     287,239     926,099     10.2
   Akron, Ohio                       9,602,352     2,427,999      7,174,353       700,502     139,626     560,876      7.8

Other mortgage loans:
   Sarasota/Orlando, Florida         3,974,234             -      3,974,234       436,692           -     436,692     11.0
   Other income                            N/A           N/A            N/A        28,764         N/A      28,764      N/A
                                                                               ----------------------
Totals (h)                                                                     $5,333,097  $2,267,893
                                                                               ----------------------

(a)  Based upon average month-end balances outstanding during each fiscal year.
(b)  Average loans receivable less average loans payable.
(c)  Net interest income divided by average net investment.
(d) The Trust's net investment in these loans bears interest at variable rates based on specified increments over the prime lending rate. As the prime lending rate increased in fiscal 1996 and 1995, the average yield on these loans fluctuated accordingly. Reference should be made to the schedule of investments in loans receivable included in Note 10 to the financial statements.
(e) This loan was outstanding for approximately six months in 1996 and 1995. The average yield represents an annualized yield.
(f) This loan was outstanding for approximately six months in 1996. The average yield represents an annualized yield.
(g) These loans were outstanding for approximately three months in 1995. The average yield represents an annualized yield.
(h) Mortgage interest expense related to the Chicago, Illinois real estate held for sale has been excluded from the above analysis.

Management's Discussion and Analysis of Operating Results and Financial Position

MANAGEMENT'S DISCUSSION AND ANALYSIS

In July 1995, the Trust established a valuation allowance of $5,000,000 on its investment in the Toledo, Ohio wrap-around mortgage loan. The owner of the property and borrower from the Trust, Riverview Tower Limited Partnership, a related party, is pursuing, among other things, any possible opportunities for a sale of the property. As the Trust's loan was made on a nonrecourse basis, the Trust has written down its investment to reflect the estimated sales price of the property and the estimated net proceeds which would be received by the Trust on its investment. As the Trust continues to receive, on a timely basis, all required monthly payments of principal and interest on the mortgage loan, interest income continues to be recognized based upon the contractual terms of the mortgage loan. This wrap-around mortgage loan matures in December 1996.

   In July 1992, the Trust accepted title in lieu of foreclosure on a commercial building in Chicago, Illinois. At the time of title acceptance, the Trust recorded a provision to write down its investment to estimated net realizable value as it was the Trust's intention to sell the real estate. Since that time, the carrying value of the investment has increased as a result of considerable investment in building and tenant improvements. To date, the Trust has not received a firm offer for the sale of the property. Based on both current market conditions for similar commercial property in Chicago and the current operating performance of the property, the Trust recorded a $3,000,000 valuation allowance in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its current estimated net realizable value. The amount of the writedown is based upon the Trust's best estimate of the amount of net proceeds which would be realized upon sale of the real estate in the near term future.

   Interest income on mortgage loans receivable decreased in 1996 as compared to 1995 due to the prepayment of the Akron, Ohio and Dallas, Texas wrap-around mortgage loans in April and May 1994, respectively, principal prepayments aggregating $3,050,000 received on the Toledo, Ohio wrap-around mortgage loan in fiscal years 1996 and 1995, principal repayment of $2,000,000 received on the Saginaw, Michigan loan, the maturity of the Sarasota and Orlando, Florida loan in August 1995 and the normal amortization of mortgage loan balances. In addition, fiscal 1995 included loan prepayment income of $190,000 as compared to $59,000 for fiscal 1996. Interest expense on mortgage loans payable decreased in 1996 as compared to 1995, due to the prepayments of the loans underlying the Akron, Ohio and Dallas, Texas wrap-around loan investments and the normal amortization of mortgage loan balances.

   Interest expense on bank borrowings decreased in 1996 as compared to 1995 due to lower average borrowing levels. The proceeds received in 1996 and 1995 in connection with various loan principal repayments were utilized to reduce bank borrowings. The effect of lower average borrowing levels more than offset the effect of higher bank interest rates. Interest expense on the note payable to related party increased due to higher interest rates.

   For 1996, the real estate held for sale incurred an operating loss of $304,000, excluding the $3,000,000 provision to write down the asset carrying value, but including depreciation and amortization charges of $458,000. These results compare unfavorably with the 1995 building operating loss of $175,000, which included depreciation and amortization charges of $336,000. When the effects of depreciation and amortization charges are removed, operating results are very comparable. Depreciation and amortization charges increased considerably in 1996 due to the high level of investment in building and tenant improvements.

   The fee to the investment advisor decreased in 1996 as compared to 1995 due to the reduction in the Trust's investment in mortgage loans.

   Other operating expenses decreased in 1996 as compared to 1995 due to lower levels of legal and professional fees. Such expenses were greater than normal in 1995 due to a higher level of legal activity.

   Interest income on mortgage loans receivable decreased in 1995 as compared to 1994 due to the prepayment of the Akron, Ohio and Dallas, Texas wrap-around mortgage loans in April and May 1994, respectively, and the normal amortization of mortgage loan balances. The decrease was offset partially by the effect of higher prime lending rates on variable rate mortgage loans, prepayment fees and other income aggregating approximately $190,000 related to the previously mentioned loan prepayments and interest income on the Saginaw, Michigan loan made in July 1994. Interest expense on mortgage loans payable decreased in 1995 as compared to 1994, due to the prepayments of the loans underlying the Akron, Ohio and Dallas, Texas wrap-around loan investments and the normal amortization of mortgage loan balances.

   Interest expense on bank borrowings decreased in 1995 as compared to 1994 due to lower average borrowing levels. The proceeds from the Akron, Ohio and Dallas, Texas loan prepayments were utilized to reduce bank borrowings. The effect of lower average borrowing levels more than offset the effect of higher bank interest rates. Interest expense on the note payable to related party increased due to higher interest rates.

   Commencing February 1, 1994, the Trust began providing for depreciation on the Chicago building held for sale. For 1995, the building incurred an operating loss of $175,000, including depreciation and amortization charges of $336,000. These results compared favorably with the 1994 building operating loss of $108,000, which included amortization charges of $27,000, when the effect of depreciation and amortization was removed. The improvement in building operating results was attributable primarily to lower levels of repair and maintenance expenditures in 1995.

   Other operating expenses increased in 1995 due to higher levels of legal and professional fees.

LIQUIDITY

To maintain its tax-exempt status, the Trust is required to distribute at least 95% of its taxable income to its shareholders. It is currently the policy of the Trust to distribute sufficient dividends to maintain its tax-exempt status. As a result of the substantial loss in 1993, the Trust has available approximately $4.6 million of net operating loss carryforwards for income tax purposes. The loss carryforwards can be used to reduce future dividend payment requirements and still allow the Trust to maintain its tax-exempt status. The Trustees will assess the level of dividends to be declared on a quarterly basis.

   For 1996 as compared to 1995, net cash provided by operating activities increased due to the receipt of $300,000 in February 1995 for the reimbursement of building repairs and maintenance expenses and decreased levels of payments to the investment advisor and other suppliers. These factors more than offset the effects of greater amounts of prepayment and other income recognized in 1995 on the Akron, Ohio and Dallas, Texas loan prepayments and the reduction in net interest received in 1996.

   Cash flows from investing activities decreased considerably in 1996 due to the Akron, Ohio and Dallas, Texas wrap-around mortgage loan prepayments in 1995. The Trust's aggregate net investment in these loans was approximately $8,800,000. In 1996, the Sarasota and Orlando, Florida mortgage loan was retired at its maturity and the Saginaw, Michigan loan was prepaid in full. The Trust's aggregate investment in these loans was approximately $5,700,000. In addition, the Trust increased expenditures for tenant and building improvements at the Chicago property in 1996.

   Cash used for financing activities decreased in 1996 as compared to 1995 due to the lower level of net proceeds received from the loan repayments being available to pay down bank borrowings and a decrease in dividends paid. The Trust made principal payments of $500,000 on the note payable to related party in 1996, pursuant to the terms thereof.

   For 1995 as compared to 1994, net cash provided by operating activities decreased as higher levels of payments to the investment advisor and other suppliers more than offset the improved operating performance of the Chicago building and the receipt of prepayment and other fees on the Akron, Ohio and Dallas, Texas loan prepayments.

   Cash from investing activities increased considerably in 1995 due to the Akron, Ohio ($7,400,000 net investment) and Dallas, Texas ($1,400,000 net investment) loan prepayments, additional principal amortization ($2,200,000) received on the Toledo, Ohio loan pursuant to a loan extension agreement, the normal amortization of mortgage loan balances and a lower level of expenditures for land and building and tenant improvements at the Chicago property. A partially offsetting factor was the use of $2,050,000 of funds in 1995 for a new loan on a shopping center in Saginaw, Michigan.

   Cash from financing activities decreased in 1995 as compared to 1994 as the proceeds from the Akron, Ohio and Dallas, Texas loan prepayments and the additional principal amortization received on the Toledo, Ohio loan were utilized to reduce bank borrowings. In 1994, the Trust obtained $5,000,000 of borrowings from a related party.

   In connection with the Trust's wrap-around loans, while the entire debt service is received in cash, the Trust is obligated to the borrower to make debt service payments on the underlying indebtedness. Additionally, the Trust will be funding any operating deficits of the Chicago building until such time as it is sold. The Trust's primary sources of funds are a bank line of credit in the amount of $7,000,000 and repayments of mortgage loans receivable. The credit agreement is used to fund any operating deficits of the Chicago building and for working capital. The credit agreement expires in July 1996. The Trust is discussing with the lending bank the extension of the expiration date of the credit agreement. In light of the repayments of mortgage loans receivable, the accrued loss on the Toledo, Ohio investment and the writedown of the carrying value of the real estate held for sale, the Trust's lending bank has agreed to reduce the Trust's minimum required net worth requirement (as defined in the credit agreement) to $8,500,000. As of January 31, 1996, the Trust had available $705,000 under the bank credit agreement.

INFLATION

Generally, inflation affects the Trust as it affects its borrowers and the underlying real estate collateral. This type of collateral traditionally has been able to sustain itself during periods of inflation.

OTHER

In March 1995, FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued. The Trust will be required to adopt this standard in the first quarter of fiscal 1997. Pursuant to this standard, long-lived assets to be disposed of are to be reported at the lower of carrying amount or fair value less incremental direct costs to sell. Long-lived assets to be disposed of shall not be depreciated while being held for disposal. The Trust's real estate held for sale is within the scope of FAS No. 121. As a result of the writedown recorded by the Trust on the real estate held for sale in the fourth quarter of fiscal 1996, adoption of FAS No. 121 should not have a material impact on the Trust's financial condition and results of operations except that beginning in the first quarter of fiscal year 1997, the Trust will no longer provide depreciation on the real estate held for sale.

                                                     Balance Sheets


                                                     The accompanying notes
                                                     to financial statements are
                                                     an integral part of these
                                                     balance sheets.



                                                                  BALANCE SHEETS

As of January 31,                                                              1996              1995
- ---------------------------------------------------------------------------------------------------------
ASSETS

Investments:

  Loans receivable                                                          $12,915,955       $24,476,670

  Loan receivable from related party, net of valuation
  allowance of $5,000,000 at January 31, 1996                                 4,506,055        11,033,109
- ---------------------------------------------------------------------------------------------------------
                                                                             17,422,010        35,509,779
- ---------------------------------------------------------------------------------------------------------
Real estate held for sale, net of accumulated
  depreciation and amortization of $793,000 and $360,000
  at January 31, 1996 and 1995, respectively, and a $3,000,000
  valuation allowance at January 31, 1996                                     6,396,364         8,650,257
- ---------------------------------------------------------------------------------------------------------

Other assets:

  Cash                                                                           16,285            39,073

  Interest receivable and other assets                                          720,671           966,247
- ---------------------------------------------------------------------------------------------------------
                                                                            $24,555,330       $45,165,356
                                                                            -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

  Loans payable underlying wrap-around mortgages                             $4,577,187       $10,264,669

  Loan payable underlying wrap-around mortgage to related party               3,155,263         3,832,317

  Note payable to bank                                                        6,295,000        11,810,000

  Note payable to related party                                               4,500,000         5,000,000

  Deposits and accrued expenses                                               1,480,061         1,543,828
- ---------------------------------------------------------------------------------------------------------
                                                                             20,007,511        32,450,814
- ---------------------------------------------------------------------------------------------------------
Shareholders' Equity:

  Shares of beneficial interest without par value;
    unlimited authorization; 1,020,586 shares
    outstanding in 1996 and 1995                                              4,547,819        12,714,542
- ---------------------------------------------------------------------------------------------------------
                                                                            $24,555,330       $45,165,356
                                                                            =============================

Statements of Operations


The accompanying notes
to financial statements are
an integral part of
these statements.


STATEMENTS OF OPERATIONS

For the years ended January 31,                                        1996            1995           1994
- --------------------------------------------------------------------------------------------------------------
Revenue:

   Interest income from loans receivable                           $  2,199,600    $  3,151,628   $  4,119,759

   Interest income from loan receivable from related party              932,605       1,120,968      1,213,338

   Rental revenue from real estate held for sale                      2,297,801       2,319,455      2,312,693
- --------------------------------------------------------------------------------------------------------------
                                                                      5,430,006       6,592,051      7,645,790
- --------------------------------------------------------------------------------------------------------------

Expenses:

   Provision for writedown of loan receivable from related party      5,000,000            --             --

   Provision for writedown of real estate held for sale               3,000,000            --             --

   Interest on loans underlying wrap-around mortgages                   617,123       1,218,159      2,029,240

   Interest on loan underlying wrap-around
     mortgage to related party                                          209,872         249,722        287,239

   Interest on note payable to bank                                     717,550         793,731        964,910

   Interest on note payable to related party                            427,445         411,944        338,077

   Fee to related party investment advisor                              223,278         294,115        279,938

   Legal expense to related party                                        20,000          41,000         54,000

   Operating expenses of real estate held for sale                    2,144,150       2,157,957      2,394,279

   Depreciation of building held for sale                               264,873         243,783           --

   Amortization of tenant improvements
     and deferred leasing commissions                                   192,719          92,309         26,510

   Other operating expenses                                             167,347         418,386        316,476
- --------------------------------------------------------------------------------------------------------------
                                                                     12,984,357       5,921,106      6,690,669
- --------------------------------------------------------------------------------------------------------------

Net income (loss)                                                  $ (7,554,351)   $    670,945   $    955,121
                                                                   ===========================================
   Earnings per share                                              $      (7.40)   $        .66   $        .94
                                                                   ===========================================

Cash dividends per share:

   Paid                                                            $        .40    $        .60   $        .68

   Declared                                                                 .10             .20            .18
- --------------------------------------------------------------------------------------------------------------
                                                                   $        .50    $        .80   $        .86
                                                                   ===========================================

                                             Statements of Shareholders' Equity


                                             The accompanying notes
                                             to financial statements
                                             are an integral part of
                                             these statements.

                                             STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                         Shares of                       Total
                                                                        Beneficial   Undistributed    Shareholders'
For the years ended January 31, 1996, 1995 and 1994                      Interest      Net Income        Equity
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1993                                              $ 12,833,678    $       --      $ 12,833,678

   Net income                                                                  --           955,121         955,121

   Cash dividends paid                                                         --          (949,145)       (949,145)
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1994                                                12,833,678           5,976      12,839,654

   Net income                                                                  --           670,945         670,945

   Cash dividends paid                                                     (119,136)       (676,921)       (796,057)
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                                                12,714,542            --        12,714,542

   Net loss                                                              (7,554,351)           --        (7,554,351)

   Cash dividends paid                                                     (612,372)           --          (612,372)
- -------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1996                                              $  4,547,819    $       --      $  4,547,819
                                                                       ============================================

Statements of Cash Flows


The accompanying notes
to financial statements
are an integral part of
these statements.

STATEMENTS OF CASH FLOWS


For the years ended January 31,                                                 1996            1995            1994
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Interest received                                                       $  3,190,122    $  3,946,514    $  4,999,019

   Interest paid                                                             (2,018,092)     (2,709,753)     (3,552,499)

   Cash payments to investment advisor and other suppliers                     (626,188)       (784,514)       (184,830)

   Rental revenue received from real estate held for sale                     2,240,784       2,319,157       2,306,103

   Cash payments for operating costs of real estate held for sale            (1,726,371)     (2,268,734)     (2,413,637)
- -----------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                             1,060,255         502,670       1,154,156
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:

   Principal collected on mortgage loans receivable                          13,087,769      23,158,635       6,391,543

   Principal payments on mortgage loans payable                              (6,364,536)    (12,439,672)     (6,547,638)

   Payments for tenant and building improvements                             (1,178,904)       (621,977)       (985,856)

   Investments in mortgage loans receivable                                          --      (2,050,000)             --
- -----------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used for) investing activities                  5,544,329       8,046,986      (1,141,951)
- -----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

   Net bank repayments                                                       (5,515,000)     (7,765,000)     (3,950,000)

   Payment of cash dividends                                                   (612,372)       (796,057)       (949,145)

   Net borrowings from (repayments to) related party                           (500,000)           --         5,000,000

   Payment of financing fees                                                       --              --          (109,526)
- -----------------------------------------------------------------------------------------------------------------------
        Net cash used for financing activities                               (6,627,372)     (8,561,057)         (8,671)
- -----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                 (22,788)        (11,401)          3,534

Cash at beginning of year                                                        39,073          50,474          46,940
- -----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                        $     16,285    $     39,073    $     50,474
                                                                            ===========================================
Reconciliation of net income (loss) to net cash

        provided by operating activities:

   Net income (loss)                                                       $ (7,554,351)   $    670,945    $    955,121

   Adjustments to reconcile net income (loss) to net cash

        provided by operating activities:

           Provision for writedown of loan receivable from related party      5,000,000            --              --

           Provision for writedown of real estate held for sale               3,000,000            --              --

           Depreciation of building held for sale                               264,873         243,783            --

           Amortization of deferred financing costs, leasing

              commissions and tenant improvement costs                          192,719         131,257          97,087

           Amortization of deferred loan fees                                   (18,000)        (27,234)        (71,640)

           Deferral of interest income                                             --          (137,596)       (273,735)

           Decrease (increase) in interest receivable and other assets          220,781        (636,221)         78,250

           Increase (decrease) in deposits and accrued expenses                 (45,767)        257,736         369,073
- -----------------------------------------------------------------------------------------------------------------------
                                                                           $  1,060,255    $    502,670    $  1,154,156
                                                                           ============================================

                                                   Notes to Financial Statements



January 31, 1996, 1995 and 1994

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS:

Realty ReFund Trust (the Trust) historically has specialized in mortgage financing as its investment vehicle, refinancing existing income-producing commercial, industrial and multi-unit residential real property by supplementing or replacing existing financing. The primary refinancing technique which the Trust has employed is wrap-around mortgage lending, which is discussed in Note
2. The Trust has pursued other refinancing techniques, including, but not limited to, first or junior mortgages which have various durations and may or may not be self-liquidating.

2. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES:

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

   Scheduled minimum payments during the five years ending January 31, 2001 are approximately as follows:

                           Principal Payments
                  -------------------------------------
Year Ending       Due to Trust on       Due from Trust
January 31,       Loan Receivable      on Loans Payable
- -------------------------------------------------------
1997                $22,422,000            $5,297,000

1998                        --                764,000

1999                        --                811,000

2000                        --                861,000

2001                        --                    --
                    -----------            ----------

   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 114, "Accounting by Creditors for Impairment of a Loan." This standard allows a creditor to measure the impairment of a loan based on the fair value of the collateral if a loan is collateral dependent. FAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," issued in October 1994, amends FAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The Trust adopted the provisions of FAS Nos. 114 and 118 in fiscal 1996. See Note 3 for a discussion of the impairment of the Trust's loan on the Toledo, Ohio property.

Principles of Consolidation

The financial statements include the accounts of the Trust and its wholly owned subsidiaries RRF LP I, Inc. and RRF LP II, Inc. All significant intercompany transactions and balances have been eliminated in the accompanying financial statements.

Depreciation and Amortization

Commencing February 1, 1994, the Trust began recording depreciation on the Chicago building held for sale. Depreciation is being provided on a straight-line basis over the 30-year estimated economic life of the building. Accumulated depreciation of the building and building improvements at January 31, 1996 and 1995 was $509,000 and $244,000, respectively.

   Included in real estate held for sale at January 31, 1996 and 1995 are tenant improvement costs of $1,360,000 and $672,000, respectively, which are being amortized on a straight-line basis over the related lease terms, which range from five to fifteen years. Accumulated amortization of such costs was $284,000 and $116,000 at January 31, 1996 and 1995, respectively.

   Included in interest receivable and other assets at January 31, 1996 and 1995 are deferred leasing commissions of $307,000 and $162,000, respectively, which are being amortized on a straight-line basis over the related lease terms. Accumulated amortization of such deferred costs at January 31, 1996 and 1995 is $31,000 and $6,000, respectively.

Earnings Per Share

Earnings per share have been computed based on the weighted average number of shares outstanding during the periods. Earnings per share for 1996, 1995 and 1994 were based upon 1,020,586 shares. During these periods the Trust had no potentially dilutive securities outstanding.

Statements of Cash Flows

The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Trust was required to adopt the provisions of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" in fiscal 1996. The standard requires the Trust to disclose in its financial statements or notes thereto, the fair value of assets and liabilities which meet the standard's definition of financial instruments.

   The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

   Loans receivable -- fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   Mortgage loans payable, notes payable to bank and related party -- fair value is estimated by discounting the future cash flows using the current rates which would be available to the Trust for similar loans having the same remaining maturities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   In July 1995, the Trust established a valuation allowance of $5,000,000 on its investment in the Toledo, Ohio wrap-around mortgage loan. At January 31, 1996, the Trust's net investment in the wrap-around loan (amount of mortgage loan receivable less (i) the recorded loan loss reserve and (ii) the underlying mortgage loan payable balance) is approximately $1,351,000. As discussed further in Note 3, the amount which the Trust will ultimately realize on the loan investment could differ materially in the near term from the amount assumed in arriving at the provision for writedown of the loan investment.

   As discussed further in Note 4, in the fourth quarter of fiscal 1996, the Trust established a valuation allowance of $3,000,000 to write down the Chicago real estate held for sale to its estimated net realizable value. Although the amount of the provision recorded was based upon market information currently available to the Trust, if the real estate is sold, actual net sales proceeds could differ materially from the amounts used by the Trust in determining the amount of the provision recorded in fiscal 1996.

New Accounting Principles

In March 1995, FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued. The Trust will be required to adopt this standard in the first quarter of fiscal 1997. Pursuant to this standard, long-lived assets to be disposed of are to be reported at the lower of carrying amount or fair value less incremental direct costs to sell. Long-lived assets to be disposed of shall not be depreciated while being held for disposal. The Trust's real estate held for sale (discussed in Note 4) is within the scope of FAS No. 121. As a result of the writedown recorded by the Trust in the fourth quarter of fiscal 1996, adoption of FAS No. 121 should not have a material impact on the Trust's financial condition and results of operations except that beginning in the first quarter of fiscal year 1997, the Trust will no longer provide depreciation on the real estate held for sale.

3. LOAN IMPAIRMENT:

In July 1995, the Trust established a valuation allowance of $5,000,000 on its investment in the Toledo, Ohio wrap-around mortgage loan. The commercial building securing the loan is owned by a partnership of which a corporation owned by the chairman of the Trust is the general partner. The loan is scheduled to mature in December 1996. The owner of the property is pursuing, among other things, the sale of the property. As the Trust's loan was made on a nonrecourse basis, the Trust has written down its investment to reflect the estimated sale price of the property, and the estimated net proceeds which would be received by the Trust as repayment of its loan. As the Trust continues to receive, on a timely basis, all required monthly payments of principal and interest on the mortgage loan, interest income continues to be recognized based on the contractual terms of the mortgage loan.

4. REAL ESTATE HELD FOR SALE:

In July 1992, the Trust accepted title in lieu of foreclosure on a commercial building in Chicago, Illinois. At the time of title acceptance, the Trust recorded a provision to write down its investment to estimated net realizable value as it was the Trust's intention to sell the real estate. Since that time, the carrying value of the investment increased as a result of considerable investment in building and tenant improvements.

   To date, the Trust has not received a firm offer for the sale of the real estate. Based on both current market conditions for similar commercial property in Chicago and the current operating performance of the property, the Trust established a valuation allowance of $3,000,000 in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its current estimated net realizable value. The amount of the writedown is based upon the Trust's best estimate of the amount of net proceeds which would be realized upon sale of the real estate in the near term future.

5. NOTE PAYABLE TO BANK:

The Trust has a revolving credit agreement with a bank. At the option of the Trust, borrowings against the credit agreement bear interest at either the bank's prime lending rate or a fixed rate equal to 1.5% over LIBOR. A commitment fee of 3/8% is payable on the unused portion of the credit agreement. Among other provisions, the credit agreement provides that the Trust cannot permit its net worth, including subordinated debt, to be less than $12 million and that total debt, excluding wrap-around mortgages, and senior indebtedness are limited to 300% and 225%, respectively, of the Trust's net worth.

   As a result of the writedown provisions recorded in fiscal 1996 with respect to the Toledo, Ohio loan investment and the Chicago, Illinois real estate held for sale, certain provisions of the credit agreement were modified. Specifically, the minimum net worth requirement was reduced from $12 million to $8.5 million.

   As amended, the credit agreement provides for borrowings of up to $7 million. As of January 31, 1996, the Trust had borrowed $6,295,000 under this agreement. At January 31, 1996, the Trust had available $705,000 under the amended terms of the agreement.

   The Trust's credit agreement expires on July 31, 1996. The Trust is discussing with the lending bank the extension of the expiration date of the credit agreement.

   For the years ended January 31, 1996, 1995 and 1994, the average daily bank borrowings were $9,431,000, $12,427,000 and $20,075,000, respectively, with a weighted average interest rate (actual interest expense divided by average daily borrowings) of 7.6%, 6.4% and 4.8%, respectively. The weighted average interest rates on bank borrowings outstanding at January 31, 1996 and 1995 were 7.1% and 7.3%, respectively. As of January 31, 1996, the prime rate was 8.5%.

6. NOTE PAYABLE TO RELATED PARTY:

In March 1993, the Trust sold a $5,000,000 secured note to the Chairman of the Trust, at par. The note bears interest at the prime lending rate and had a stated maturity date of August 1994. As the Trust's bank credit agreement was extended to July 1996, the Trust exercised its option to extend the maturity of the note. Pursuant to the terms of the note, the Trust made principal payments of $500,000 for the year ended January 31, 1996. The note is subordinate to the Trust's bank line of credit.

7. FEDERAL INCOME TAXES:

No provision for current or deferred income taxes has been made by the Trust on the basis that it qualifies under Sections 856-860 of the Internal Revenue Code as a real estate investment trust and has distributed or will distribute all of its taxable income for the year ended January 31, 1996 to shareholders.

   The primary differences between the income tax and financial reporting bases of the Trust's assets and liabilities relate the Toledo, Ohio loan investment and the Chicago, Illinois real estate held for sale. The aggregate $8,000,000 valuation allowances recorded on these assets in fiscal 1996 will not be deductible for income tax purposes until such time as actually realized by the Trust.

   On February 26, 1996, the Trustees declared a dividend, payable on March 15, 1996, in the amount of $.10 per share of beneficial interest, totaling $102,000. The total dividends per share applicable to operating results for the year ended January 31, 1996, including the declaration on February 26, 1996, amount to $.50 per share.

   An income tax net operating loss of approximately $4,600,000 was incurred in fiscal 1993 and is available for carryforward until fiscal 2008. A portion of the dividends paid in the calendar period 1993-1995 represents a return of capital primarily as a result of the net operating loss in 1993, and for 1994 and 1995, depreciation deductions for tax reporting purposes on the building held for sale. The quarterly allocation of cash dividends paid per share for individual shareholders' income tax purposes was as follows:

                     Calendar 1995                 Calendar 1994                   Calendar 1993
           ------------------------------------------------------------------------------------------------
Month      Ordinary    Return of   Total    Ordinary   Return of    Total   Ordinary    Return of     Total
Paid        Income     Capital     Paid      Income     Capital      Paid    Income      Capital       Paid
- -----------------------------------------------------------------------------------------------------------
March        $.195      $.005      $.20      $.121       $.059       $.18    $.148       $.102         $.25

June          .195       .005       .20       .135        .065        .20     .148        .102          .25

September     .097       .003       .10       .135        .065        .20     .148        .102          .25

December      .097       .003       .10       .135        .065        .20     .106        .074          .18
- -----------------------------------------------------------------------------------------------------------
             $.584      $.016      $.60      $.526       $.254       $.78    $.550       $.380         $.93
           ------------------------------------------------------------------------------------------------


   The tax status of distributions to shareholders in calendar 1996 will be dependent on the level of the Trust's earnings in that year. If taxable income of the Trust exceeds dividends paid in calendar 1996, such dividends will represent ordinary income to the recipients irrespective of the net operating loss carryforward.

8. ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS:

The Trust has an Advisory Agreement with Mid-America ReaFund Advisors, Inc. (the Advisor) which provides for the administration of the day-to-day investment operations of the Trust. The Advisor is an entity which is jointly owned by the present Chairman and President of the Trust. Under the terms of this agreement, the Advisor is to receive, subject to certain limitations, a monthly fee equal to 1/12 of 1% of invested assets, as defined in the agreement, and an annual incentive fee equal to (a) 10% of the amount by which the net income of the Trust exceeds 8% of the average net worth for the year and (b) 10% of the difference between net realized capital gains less accumulated net realized capital losses, as defined. For any fiscal year in which operating expenses of the Trust exceed certain thresholds specified in the agreement, the Advisor is required to refund to the Trust the amount of such excess. For fiscal years 1996 and 1994, operating expenses exceeded the specified thresholds by approximately $18,000 and $22,000, respectively. There was no refund requirement with respect to fiscal 1995.

   The Chairman and President of the Trust have employment agreements with the Trust, expiring in 2006, each of which have been extended in the past and are expected to be extended in the future. The employment agreements provide that these individuals will receive no compensation from the Trust as long as the Advisory Agreement is in effect. However, should the Advisor no longer provide services to the Trust, these individuals will then be compensated, collectively, upon the same annual basis as the Advisor would have been compensated under the current terms of the Advisory Agreement had it remained in effect.

9. LOANS PAYABLE:

As of January 31, 1996, the Trust had outstanding the following mortgage loans payable:

                              Principal Balance as of    Total Installments of Principal
  Location                       January 31, 1996              and Interest Per Year           Interest Rate      Maturity Date
- -------------------------------------------------------------------------------------------------------------------------------
Office buildings  -
   Fort Worth, Texas                 $4,577,187                       $4,577,187                    8.11%         October 1996
   Toledo, Ohio                       3,155,263                          890,340                    6.05%         December 1999
- -------------------------------------------------------------------------------------------------------------------------------
                                     $7,732,450                       $5,467,527
===============================================================================================================================

10. INVESTMENTS IN LOANS RECEIVABLE:

As of January 31, 1996, the Trust had outstanding the following loans receivable. The Trust's net investment in each of the wrap-around mortgages is subordinate to underlying prior indebtedness.


                                                  Balance, January 31, 1996
                          --------------------------------------------------------------------

                                                Underlying                          Trust's
                              Loans            Wrap-Around       Trust's Net      Original Net
Description                 Receivable (a)      Mortgages         Investment       Investment
- ----------------------------------------------------------------------------------------------
Wrap-Around mortgages:
   Office buildings  -
     Fort Worth, Texas    $12,915,955          $4,577,187         $8,338,768       $ 9,000,000
     Toledo, Ohio           4,506,055           3,155,263          1,350,792         6,500,000
                          --------------------------------------------------------------------
                          $17,422,010          $7,732,450         $9,689,560       $15,500,000
                          ====================================================================


                                                            Lump-Sum Amounts
                                                                 At Maturity
                                                        ------------------------------
                             Year-End                     Due to         Due From Trust
                           Interest Rate      Final      Trust on          Underlying
                             on Loans        Maturity      Loans              Loans
Description                 Receivable         Date      Receivable          Payable
- ---------------------------------------------------------------------------------------
Wrap-Around mortgages:
   Office buildings  -
     Fort Worth, Texas         11.4%       October 1996    $ 8,268,000         $  --
     Toledo, Ohio               8.7%      December 1996      8,848,000            --
                                                           ----------------------------
                                                           $17,116,000         $  --
                                                           ============================


Description                  Periodic Payment Terms (b)
- ----------------------------------------------------------------------------------------------------
Wrap-Around mortgages:
  Office buildings -
  Fort Worth, Texas          Principal and interest payable in monthly installments of approximately
                             $625,000 through October 1996; remaining principal payable at maturity;
                             prepayment privilege with a penalty, as defined, until maturity.

  Toledo, Ohio               Payable in monthly installments of approximately $128,000 inclusive of interest at 10% on the Trust's net investment through December 1996;
                             required borrower to make principal prepayments of $1,350,000 and
                             $850,000 in June 1994 and January 1995, respectively, and $850,000 in
                             January 1996; remaining principal due at maturity; prepayment penalty of 1% until maturity.  Thirty days' prior written notice must be given to the Trust by mortgagor of intention to prepay mortgage loan.

Reconciliation of Mortgage Loans Receivable          1996            1995            1994
- ---------------------------------------------------------------------------------------------
Balance, beginning of period                      $35,509,779     $56,480,818     $62,598,626
                                                  -------------------------------------------
Additions:
   Office buildings (c)                                  --           137,596         273,735
   Shopping center                                       --         2,050,000            --
                                                  -------------------------------------------
                                                         --         2,187,596         273,735
                                                  -------------------------------------------
Collections of principal:
   Office buildings                                 7,255,186       8,245,258       5,682,838
   Shopping centers                                 2,029,068       9,332,144         576,142
   Motels                                           3,803,515         117,280         105,115
   Apartments                                            --         5,463,953          27,448
                                                  -------------------------------------------
                                                   13,087,769      23,158,635       6,391,543
                                                  -------------------------------------------

Valuation allowance on loan receivable
   from related party (Note 3)                      5,000,000            --              --
                                                  -------------------------------------------
Balance, end of period                            $17,422,010     $35,509,779     $56,480,818
                                                  ===========================================

(a) For the Fort Worth, Texas loan receivable, represents investment for both financial reporting and federal income tax purposes. The federal income tax basis of the Toledo, Ohio loan investment is $9,506,055 (Note 7).
(b) Unless otherwise stated, ninety days prior written notice must be given to the Trust by mortgagor of intention to prepay a mortgage loan.
(c) Represents deferred interest applicable to existing loans.


11. RELATED PARTY TRANSACTIONS:

The Trust recorded provisions of $20,000, $41,000 and $54,000 in fiscal years 1996, 1995 and 1994, respectively, for legal services provided by a law firm of which the President of the Trust and another Trustee are principals.

   The Trust has an investment in a wrap-around mortgage loan on a commercial building located in Toledo, Ohio owned by a partnership of which the present Chairman of the Trust is the general partner. As of January 31, 1996, the related party loan receivable and underlying loan payable were approximately $4,506,000 (net of a $5,000,000 valuation allowance discussed in Note 3) and $3,155,000, respectively, while at January 31, 1995, the related party loan receivable and underlying loan payable were approximately $11,033,000 and $3,832,000, respectively. In the years ended January 31, 1996, 1995 and 1994, the Trust earned approximately $933,000, $1,121,000 and $1,213,000 of interest income on this loan, respectively, of which payment of approximately $138,000 and $274,000 was deferred and added to the principal balance of the mortgage loan receivable for the years ended 1995 and 1994, respectively. The Trust incurred interest expense of approximately $210,000, $250,000 and $287,000 in connection with the related underlying loan payable for the years ended January 31, 1996, 1995 and 1994, respectively.

12. SUMMARIZED FINANCIAL INFORMATION -
RIVERVIEW TOWER LIMITED PARTNERSHIP AND PACIFIC PLACE PARTNERS, LTD.:

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

Riverview Tower Limited Partnership

                                           December 31,
                                      --------------------
                                         1995         1994
- ----------------------------------------------------------
Escrow receivable                     $   149      $   163
Land, building, improvements
   and equipment, net                  12,231       12,603

Other assets                              283           25
- ----------------------------------------------------------
Total assets                          $12,663      $12,791
==========================================================

                                                         December 31,
                                                    -----------------------
                                                     1995            1994
- ---------------------------------------------------------------------------
Accounts payable and accrued expenses               $   516         $   684

Mortgage payable to Realty ReFund Trust              10,414          11,937
- ---------------------------------------------------------------------------
                                                     10,930          12,621

Partners' equity (deficit)                            1,733             170
- ---------------------------------------------------------------------------
Total liabilities and partners equity               $12,663         $12,791
===========================================================================

                                            Year Ended December 31,
                                     -----------------------------------
                                        1995          1994         1993
- ------------------------------------------------------------------------
Gross revenues                       $ 6,102       $  7,497     $  3,792
Operating expenses                     3,179          2,724        2,549
Depreciation and amortization            416            438          438
Interest expense                         944          1,141        1,214
- ------------------------------------------------------------------------
Net income (loss)                    $ 1,563       $  3,194     $   (409)
========================================================================

PACIFIC PLACE PARTNERS, LTD.

                                              December 31,
                                           ------------------
                                             1995      1994
- -------------------------------------------------------------
Land, building and equipment, net          $38,671    $41,369

Other assets                                   210        259
- -------------------------------------------------------------
Total assets                               $38,881    $41,628
=============================================================

                                                    December 31,
                                              -----------------------
                                               1995            1994
- ---------------------------------------------------------------------
Accrued expenses                              $    91         $    80
Deferred rent                                     666           1,466
Mortgage payable                               34,113          36,975
- ---------------------------------------------------------------------
                                               34,870          38,521
Partners' capital                               4,011           3,107
- ---------------------------------------------------------------------
Total liabilities and partners equity         $38,881         $41,628
=====================================================================


                                         Year ended December 31,
                                        ------------------------
                                         1995     1994     1993
- ----------------------------------------------------------------
Gross revenues                          $8,302   $8,302   $8,327
General and administrative expenses         20        1       24
Depreciation and amortization expense    2,744    2,744    2,744
Interest expense                         4,634    4,982    5,303
- ----------------------------------------------------------------
Net income (loss)                       $  904   $  575   $  256
================================================================

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts and fair values of the Trust's significant financial instruments at January 31, 1996 are as follows:


                                            Carrying Amount        Fair Value
=============================================================================
Loans receivable                              $17,422,010         $17,319,000

Mortgage loans payable                          7,732,450           7,630,000

Notes payable to bank                           6,295,000           6,295,000

Notes payable to related party                  4,500,000           4,500,000

14. QUARTERLY RESULTS (UNAUDITED):

The following is an unaudited summary of the results of operations, by quarter, for the fiscal years ended January 31, 1996 and 1995. Management believes that all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim results have been included. The results of operations for any interim period are not necessarily indicative of those for the entire fiscal year.

                                                                                    Quarter ended
                                                                ------------------------------------------------------
Fiscal 1996                                                       April 30       July 31     October 31    January 31
- ----------------------------------------------------------------------------------------------------------------------
Total revenues                                                  $ 1,415,062   $ 1,450,595    $ 1,353,540   $ 1,210,809
======================================================================================================================
Total revenues less interest expense on mortgage loans and
   operating expenses, depreciation and amortization expenses
   of real estate held for sale                                     554,846       532,258        519,210       394,955
======================================================================================================================
Provision for writedown of loan receivable from related party          --      (5,000,000)          --            --
======================================================================================================================
Provision for writedown of real estate held for sale                   --            --             --      (3,000,000)
======================================================================================================================
Net income (loss)                                               $   141,138   $(4,899,455)   $   131,626   $(2,927,661)
======================================================================================================================
Earnings per share                                              $       .14   $     (4.80)   $       .13   $     (2.87)
======================================================================================================================
Dividends declared per share                                    $       .20   $       .10    $       .10   $       .10
======================================================================================================================

                                                                                  Quarter ended
                                                                -------------------------------------------------
Fiscal 1995                                                       April 30      July 31   October 31   January 31
- -----------------------------------------------------------------------------------------------------------------
Total revenues                                                  $1,928,865   $1,582,849   $1,551,252   $1,529,085
=================================================================================================================
Total revenues less interest expense on mortgage loans and
   operating expenses, depreciation and amortization expenses
   of real estate held for sale                                    863,328      584,636      531,956      650,201
=================================================================================================================
Net income                                                      $  226,161   $  147,829   $  143,482   $  153,473
=================================================================================================================
Earnings per share                                              $      .22   $      .14   $      .14   $      .15
=================================================================================================================
Dividends declared per share                                    $      .20   $      .20   $      .20   $      .20
=================================================================================================================

                                        Report of Independent Public Accountants





                                                           REPORT OF INDEPENDENT
                                                              PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES,REALTY REFUND TRUST:

We have audited the accompanying balance sheets of Realty ReFund Trust (an Ohio unincorporated business trust) as of January 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. The summarized financial data contained in Note 12 are based on the financial statements of Riverview Tower Limited Partnership and Pacific Place Partners, Ltd. which were audited by other auditors. Their reports have been furnished to us and our opinion, insofar as it relates to the data in Note 12, is based solely on the reports of the other auditors.

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

   In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Realty ReFund Trust as of January 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1996 in conformity with generally accepted accounting principles.

                                                          Arthur Andersen LLP

Cleveland, Ohio,

February 26, 1996.

Trustees and Officers, Corporate Data

TRUSTEES AND OFFICERS

ALAN M. KRAUSE
Chairman and Co-Chief Executive Officer of the Trust and Mid-America ReaFund Advisors, Inc. (advisor to Trust); Principal, The Mid-America Companies (real estate ownership); President, The Mid-America Management Corporation (real estate management)

JAMES H. BERICK
President, Co-Chief Executive Officer and Treasurer of the Trust and Mid-America ReaFund Advisors, Inc. (advisor to Trust); Chairman, Berick, Pearlman & Mills Co., L.P.A. (attorneys)

ALVIN M. KENDIS
Retired; formerly Of Counsel, McDonald, Hopkins, Burke & Haber, Co., L.P.A. (attorneys)

FRANK L. KENNARD
Retired; formerly Senior Vice President, The Huntington National Bank

SAMUEL S. PEARLMAN
Principal, Berick, Pearlman & Mills Co., L.P.A. (attorneys)

MARK S. MISENCIK
Vice President of the Trust

CHRISTINE TURK
Secretary of the Trust

TIMOTHY M. BAIRD
Controller of the Trust

                                 CORPORATE DATA

CORPORATE HEADQUARTERS
1385 Eaton Center
Cleveland, Ohio  44114
216.771.7663

INVESTMENT ADVISOR
Mid-America ReaFund Advisors, Inc.
1385 Eaton Center
Cleveland, Ohio  44114
216.771.7663

TRANSFER AGENTS & REGISTRARS OF SHARES
The Huntington National Bank
Columbus, Ohio
Chemical Mellon Shareholder Services
New York, New York
Telecommunications Devices for the
Deaf can be reached at 800.231.5469

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
        Attn.:  Timothy M. Baird

Realty ReFund Trust


Realty ReFund Trust
1385 Eaton Center
Cleveland, Ohio  44114


                 [Recycle Symbol]  Printed on Recycled Paper

                             [OUTSIDE BACK COVER]