Form 10-K405, Exhibit 13
period 1997-01-31
REALTY REFUND TRUST
filed 1997-05-01
CIK 82473

                                   EXHIBIT 13

              The Registrant's 1997 Annual Report to Shareholders.

                                                1997 Annual Report



                       PHOTO:    CLOSE-UP OF
                                 GLASS BUILDING
                                 SIDE


Realty Refund Trust


                                    [LOGO]


                     for the year ended January 31, 1997


                            [OUTSIDE FRONT COVER]

        ABOUT REALTY REFUND TRUST                       1997


               Realty Refund Trust has specialized in the refinancing of existing income producing commercial, industrial and multi-unit residential property by supplementing or replacing existing financing. The Trust's primary refinancing tool has been the "wrap-around" mortgage, which enabled both the Trust and its borrower to utilize the leverage available in the existing first mortgage on the borrower's property.

               On February 14, 1997, Realty Refund signed a definitive agreement to form a limited partnership with Hospitality Corporation International (HCI). This newly-formed partnership will acquire several of HCI's seven all-suite hotel properties in Arizona and California, as well as certain assets of the Trust.

               Established in 1971, Realty ReFund Trust has elected to be taxed as a real estate investment trust as that term is used in Sections 856-860 of the Internal Revenue Code of 1954, as amended.







               Letter to Shareholders.......................1
               Selected Financial Data .....................2
               MD&A ........................................3    CONTENTS
               Balance Sheets ..............................7
               Statements of Operations ....................8
               Statements of Shareholders' Equity ..........8
               Statements of Cash Flows ....................9
               Notes ......................................10
               Report of Independent Public Accountants....16
               Trustees and Officers........INSIDE BACK COVER







                             [INSIDE FRONT COVER]

TO OUR SHAREHOLDERS


For the year ended January 31, 1997, Realty ReFund Trust (NYSE: RRF) reported a loss of $(0.87) per share on a net loss of $(888,365) compared to prior year's net loss of $(7.40) per share on a net loss of $(7,554,351). Funds From Operations for this period were $308,133, or $0.30 per share, compared to $710,522, or $0.70 per share, earned in the prior year.

For the fourth quarter ended January 31, 1997, the Trust reported a loss of $(1.17) per share on a net loss of $(1,190,861) compared to prior year's fourth quarter net loss of $(2.87) per share on a net loss of $(2,927,661). Funds From Operations during this period were $5,637, or $0.01 per share, compared to $141,262, or $0.14 per share, earned in the fourth quarter of the prior year.

The year-to-date and fourth quarter losses reported in the current year resulted from valuation allowances on two properties totaling approximately $1.2 million. Included in the allowances is a fourth quarter charge of approximately $1.1 million for an addition to the valuation reserve taken on the Carbide and Carbon Building in Chicago. Although our property enhancement program for this building has achieved positive results, the Chicago office building market for this type of property remains slow to show any signs of marked improvement. In order to better position the Trust for the proposed transaction detailed later in this letter, a premature sale of this building seems likely. For that reason, the Trustees increased the valuation allowance on this property in the fourth quarter.

Additionally, in the fourth quarter, we took a final write-off on the Riverview Tower in Toledo of approximately $111,000. This write-off is in connection with an agreement which ends our involvement with this property. Under the terms of the agreement, the new owner of Riverview Tower has agreed to release the Trust from any claims or liabilities relating to the property in exchange for the release of our mortgage on this property.

During the calendar year of 1996, the Trust paid dividends of $0.40, 100 percent of which was non-taxable as a return of capital.

TRUST TO FORM LIMITED PARTNERSHIP WITH HCI

On February 14, 1997, the Trust announced that it had signed a definitive agreement to form a limited partnership with Hospitality Corporation International (HCI) of Phoenix, Arizona. Under the terms of the agreement, this newly-formed partnership will acquire several of HCI's seven all-suite hotel properties in Arizona and California, as well as certain assets of Realty ReFund. The remaining HCI hotel properties will be acquired by the Trust in exchange for newly-issued Realty ReFund shares and debt. These seven properties contain 1,036 suites.

These transactions are subject to approval by our shareholders and the investors in HCI's hotels. We also will be required to seek approval by the New York Stock Exchange for the listing of the additional shares to be issued in connection with these transactions. Brown, Gibbons, Lang & Company, L.P., an independent investment banking firm we retained in August 1995 to review the future direction of the Trust, will render its opinion as the fairness of the proposed transaction, from a financial point of view, to our shareholders.

It is important to remember that there are no assurances that these transactions will be consummated. In the event that the Trust's agreement with HCI is terminated, we will continue to review our options, which may include merger or alternative acquisition possibilities, if any, or liquidation.

BOARD RE-ELECTED

The Trust held its 25th annual meeting on May 15, 1996. At this annual meeting, Realty ReFund's Board of Trustees were re-elected by the shareholders. On behalf of our Trustees, we thank you for this vote of confidence.

102ND CONSECUTIVE DIVIDEND PAID

The Board of Trustees declared a cash dividend of $0.10 per share for the quarter ended January 31, 1997 which was paid on March 17, 1997 to shareholders of record on March 10, 1997. The Trustees will continue to review future dividend payments on a quarter-to-quarter basis.

We will keep you informed as to the status of the proposed transaction with HCI, as well as other corporate developments. As always, we thank you for your continued loyalty and support.

Sincerely,

/s/ Alan M. Krause

Alan M. Krause
Chairman and Co-Chief Executive Officer

/s/ James H. Berick

James H. Berick
President and Co-Chief Executive Officer

SELECTED FINANCIAL DATA

The following selected financial data of Realty ReFund Trust for the five years ended January 31, 1997, have been derived from the audited financial statements of the Trust, which have been audited by Arthur Andersen LLP, independent public accountants. All of the data should be read in conjunction with the respective financial statements and related notes included herein.



FOR THE YEARS ENDED JANUARY 31,                  1997             1996           1995          1994             1993
-----------------------------------------------------------------------------------------------------------------------
Total revenues                                $3,915,506     $ 5,430,006    $ 6,592,051    $ 7,645,790    $  6,979,119
                                              -------------------------------------------------------------------------
Net income (loss)                             $ (888,365)    $(7,554,351)   $   670,945    $   955,121    $ (4,542,975)
                                              -------------------------------------------------------------------------
Earnings (loss) per share                     $     (.87)    $     (7.40)   $       .66    $       .94    $      (4.45)
                                              -------------------------------------------------------------------------
Cash dividends paid and declared per share    $      .40     $       .50    $       .80    $       .86    $       1.09
                                              -------------------------------------------------------------------------
Total assets                                  $6,416,123     $24,555,330    $45,165,356    $65,264,638    $ 70,428,842
                                              -------------------------------------------------------------------------
Bank and other borrowings                     $2,300,000     $10,795,000    $16,810,000    $24,575,000    $ 23,525,000
                                              -------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF OPERATING RESULTS AND FINANCIAL POSITION

All references are to the Trust's fiscal year ended January 31, 1997, as compared to 1996 or the fiscal year ended January 31, 1996, as compared to 1995.

RESULTS OF OPERATIONS AND FINANCIAL POSITION

Following is an analysis of the net interest income earned on each loan in the Trust's portfolio during 1997, 1996 and 1995:


                ANALYSIS OF NET INTEREST INCOME BY LOAN

                             AVERAGE LOANS   AVERAGE LOANS  AVERAGE NET     INTEREST       INTEREST     NET INTEREST     AVERAGE
DESCRIPTION                  RECEIVABLE(a)   PAYABLE(a)     INVESTMENT(b)   INCOME         EXPENSE      INCOME           YIELD (c)
------------------------------------------------------------------------------------------------------------------------------------
1997
------------------------------------------------------------------------------------------------------------------------------------
Wrap-Around Mortgage Loans:
   Fort Worth, Texas           $  9,646,713  $  2,309,497   $  7,337,216    $  1,077,757   $   150,184   $   927,573     12.6%(d)(e)
   Toledo, Ohio                   7,264,866     2,606,559      4,658,307         560,139        89,223       470,916     10.1
                                                                            --------------------------
Totals                                                                      $  1,637,896   $   239,407
                                                                            ==========================
1996
------------------------------------------------------------------------------------------------------------------------------------
Wrap-Around Mortgage Loans:

   Fort Worth, Texas           $15,814,885  $  7,456,734   $  8,358,151    $  1,766,385    $   617,123    $1,149,262     13.8%(e)
   Toledo, Ohio                 10,624,356     3,496,911      7,127,445         932,605        209,872       722,733     10.1

Other Mortgage Loans:
   Saginaw, Michigan             2,015,912            --      2,015,912         149,299             --       149,399     14.8 (f)
   Sarasota/Orlando, Florida     3,771,941            --      3,771,941         207,167             --       207,167     11.0 (g)

Loan Prepayment Fees
   and Other Income                    N/A           N/A            N/A          76,749            N/A        76,749      N/A
                                                                            --------------------------
Totals                                                                     $  3,132,205    $   826,995
                                                                            ==========================

1995
------------------------------------------------------------------------------------------------------------------------------------
Wrap-Around Mortgage Loans:

   Fort Worth, Texas           $21,361,623   $12,920,553   $  8,441,070    $  2,107,216     $1,061,892    $1,045,324     12.4%(e)
   Dallas, Texas                 5,459,109     4,059,109      1,400,000         131,102         90,276        40,826     11.7 (e)(h)

   Toledo, Ohio                 12,727,848     4,153,957      8,573,891       1,120,698        249,722       870,976     10.2
   Akron, Ohio                   9,261,264     1,880,494      7,380,770         143,469         27,032       116,437      7.1 (h)

Other Mortgage Loans:
   Saginaw, Michigan             2,041,089            --      2,041,089         128,074             --       128,074     12.5 (f)
   Sarasota/Orlando, Florida     3,863,138            --      3,863,138         424,417             --       424,417     11.0

Loan Prepayment Fees
   and Other Income                    N/A           N/A            N/A         217,620            N/A       217,620      N/A
                                                                            --------------------------
Totals                                                                     $  4,272,596     $1,428,922
                                                                            ==========================

(a)  Based upon average month-end balances outstanding during each fiscal year.
(b)  Average loans receivable less average loans payable.
(c)  Net interest income divided by average net investment.
(d)  This loan was outstanding for approximately ten months in 1997. The average yield represents an annualized yield.
(e)  The Trust's net investment in these loans bears interest at variable rates based on specified increments over the prime lending rate.
(f)  This loan was outstanding for approximately six months in 1996 and 1995. The average yield represents an annualized yield.
(g)  This loan was outstanding for approximately six months in 1996. The average yield represents an annualized yield.
(h)  These loans were outstanding for approximately three months in 1995. The average yield represents an annualized yield.

                                                                               3

MANAGEMENT'S DISCUSSION AND ANALYSIS
                      OF OPERATING RESULTS AND FINANCIAL POSITION

In September 1996, the Toledo, Ohio loan investment was converted from a wrap-around mortgage loan to a junior mortgage loan. Accordingly, the Trust's loan receivable from related party and loan payable underlying mortgage to related party was reduced by approximately $2,741,000, representing the underlying mortgage loan balance at the time the status of the Toledo loan was changed. In addition, a principal prepayment of $600,000 was received and approximately $401,000 of escrow funds held by the Trust was applied against the mortgage loan receivable balance. The commercial building that secured the loan was owned by a partnership of which a corporation owned by the chairman of the Trust is the general partner. The building was sold by the partnership. In connection with that sale, the Trust has been released by the new owner from any claims or liabilities relating to that property, and the Trust has released its rights to any obligations from the partnership. As a result, in the fourth quarter of fiscal 1997, the Trust recorded a $111,000 loss provision on the Toledo, Ohio loan.

In July 1992, the Trust accepted title in lieu of foreclosure on a commercial building in Chicago, Illinois. At the time of title acceptance, the Trust recorded a provision to write down its investment to estimated net realizable value as it was the Trust's intention to sell the real estate. Since that time, the carrying value of the investment increased as a result of considerable investment in building and tenant improvements. Based on both market conditions for similar commercial property in Chicago and the current operating performance of the property, the Trust recorded a $3,000,000 provision in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its then estimated net realizable value. The amount of the writedown was based upon the Trust's best estimate of the amount of net proceeds which would be realized upon sale of the real estate in the near term future. In the fourth quarter of 1997, the Trust entered into a contract to sell the Chicago building for $6,000,000. Accordingly, the Trust recorded an additional provision of $1,085,000 to reduce the carrying value of the real estate held for sale to its estimated net realizable value based upon the pending contract price and estimated costs associated with the potential sale. The sale is expected to close in the summer of 1997.

Interest income on mortgage loans receivable decreased in 1997 as compared to 1996 due to the Sarasota and Orlando, Florida and Saginaw, Michigan loan repayments in 1996, the maturity of the Fort Worth, Texas loan in November 1996, the principal prepayments received on the Toledo, Ohio wrap-around mortgage loan in 1996 and 1997 and the retirement of the Toledo, Ohio loan in 1997. Interest expense on mortgage loans payable decreased due to the normal amortization of mortgage loan balances and the conversion of the Toledo, Ohio wrap-around mortgage loan to a junior mortgage loan in September 1996.

Interest expense on bank borrowings decreased in 1997 as compared to 1996 due to lower average borrowing levels. In November 1996, the net proceeds received from the repayment of the Fort Worth, Texas loan were utilized to retire all outstanding bank borrowings.

Interest expense on the note payable to related party decreased due to quarterly principal payments of $125,000 in 1997 and lower prime lending rates in the current year. In addition, a portion of the proceeds from the repayment of the Fort Worth, Texas loan were utilized to reduce the note by $1,700,000.

The fee to the investment advisor decreased in 1997 as compared to 1996 due to the reduction in the Trust's investment in mortgage loans. Other operating expenses increased in 1997 as compared to 1996 due to higher levels of legal and professional expenses.

For 1997, the real estate held for sale realized net operating income of approximately $149,000 (excluding the $1,085,000 provision to write down the asset carrying value), inclusive of amortization charges of $43,000. These results compare favorably with the 1996 building operating loss of $304,000 (excluding the $3,000,000 provision to write down the asset carrying value), inclusive of depreciation and amortization charges of $458,000. Amortization and depreciation expense decreased between periods due to the adoption of Financial Accounting Standards (FAS) No. 121 discussed below. Rental revenue and operating expenses were comparable between periods.

In the first quarter of fiscal 1997, the Trust adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." Pursuant to this Standard, long-lived assets to be disposed of are to be reported at the lower of carrying amount or fair value less incremental direct costs to sell. Long-lived assets to be disposed of shall not be depreciated while being held for disposal. The Trust's real estate held for sale is within the scope of FAS No. 121. As the Trust established a $3,000,000 valuation allowance at January 31, 1996 to reduce the carrying value of the Chicago real estate held for sale to its then estimated net realizable value, adoption of FAS No. 121 did not have a material impact on the Trust's financial position or results of operations except that no depreciation expense was recorded on the real estate held for sale during fiscal 1997.

Interest income on mortgage loans receivable decreased in 1996 as compared to 1995 due to the prepayment of the Akron, Ohio and Dallas, Texas wrap-around mortgage loans in April and May 1994, respectively, principal prepayments aggregating $3,050,000 received on the Toledo, Ohio wrap-around mortgage loan in fiscal years 1996 and 1995, principal repayment of $2,000,000 received on the Saginaw, Michigan loan, the maturity of the Sarasota and Orlando, Florida loan in August 1995 and the normal amortization of mortgage loan balances. In addition, fiscal 1995 included loan prepayment and other income of $190,000 as compared to $59,000 for fiscal 1996. Interest expense on mortgage loans payable decreased in 1996 as compared to 1995, due to the prepayments of the loans underlying the Akron, Ohio and Dallas, Texas wrap-around loan investments and the normal amortization of mortgage loan balances.

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

For 1996, the real estate held for sale incurred an operating loss of $304,000 (excluding the $3,000,000 provision to write down the asset carrying value), inclusive of depreciation and amortization charges of $458,000. These results compare unfavorably with the 1995 building operating loss of $175,000, which included depreciation and amortization charges of $336,000. When the effects of depreciation and amortization expenses are removed, operating results are very comparable. Depreciation and amortization expenses increased considerably in 1996 due to the high level of investment in building and tenant improvements.

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

It is currently the policy of the Trust to distribute sufficient dividends to maintain its tax-exempt status. The Trust has available approximately $9.5 million of net operating loss carryforwards for income tax purposes. The loss carryforwards can be used to reduce future dividend payment requirements and still allow the Trust to maintain its tax-exempt status. The Trustees will assess the level of dividends to be declared on a quarterly basis.

For 1997 as compared to 1996, net cash provided by operating activities decreased due to decreased interest income from mortgage loan investments and the prior year period including the receipt of $300,000 for reimbursement of building repairs and maintenance expenses.

Cash flows from investing activities increased due to the Fort Worth, Texas mortgage loan maturing in 1997 as compared to the various mortgage loans maturing or being prepaid in 1996. The Trust's aggregate investment in these loans was approximately $8,300,000 and $5,700,000 in 1997 and 1996, respectively. In 1997, the Trust purchased the remaining fee interest in the land related to the real estate held for sale. The Trust capitalized no expenditures for tenant or building improvements in 1997, whereas $1,179,000 of the tenant and building improvement costs were capitalized in 1996.

Cash used for financing activities increased in 1997 as compared to 1996 as the net proceeds from the Fort Worth, Texas loan were utilized to reduce bank borrowings and the note payable to related party.

For 1996 as compared to 1995, net cash provided by operating activities increased due to the receipt of $300,000 in February 1995 for the reimbursement of building repairs and maintenance expenses. This more than offset the effect of greater amounts of prepayment and other income recognized in 1995 on the Akron, Ohio and Dallas, Texas loan prepayments and the reduction in net interest received in 1996.

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

Cash used for financing activities decreased in 1996 as compared to 1995 due to the lower level of net proceeds received from the loan repayments being available to pay down bank borrowings and a decrease in dividends paid. Pursuant to the terms of the note, the Trust made principal payments of $500,000 on the note payable to related party in 1996.

The Trust's primary source of funds is cash flow, if any, generated by operating or selling the Chicago property. If the Chicago property generates cash flow operating deficits, the Trust must fund such deficits. Additionally, the Trust's bank credit agreement was retired with the net proceeds received from the repayment of the Fort Worth, Texas wrap-around mortgage loan in November 1996 and the credit agreement expired. In the opinion of management, available cash and cash flow from operations will be sufficient to fund cash requirements.

INFLATION

Generally, inflation affects the Trust as it affects its borrowers and the underlying real estate collateral. This type of collateral traditionally has been able to sustain itself during periods of inflation.

OTHER

Subsequent to year end, the Trust has signed an agreement to form a limited partnership with Hospitality Corporation International ("HCI") of Phoenix, Arizona. Under the terms of the agreement, this newly-formed partnership will acquire several of HCI's seven all-suite hotel properties in Arizona and California, as well as certain assets of the Trust. The remaining HCI hotel properties will be acquired by the Trust in exchange for newly-issued Realty ReFund Trust shares and debt. These seven HCI properties contain 1,036 suites.

These transactions will be subject to approval by the shareholders of the Trust and the investors in HCI's hotels. There can be no assurance that the necessary approvals will be obtained. Should the approvals not be obtained, this agreement will be terminated. At such time, the Trust would review its options, which may include merger or alternative acquisition possibilities, if any, or liquidation.

NEW ACCOUNTING PRINCIPLES

In March 1997, FAS No. 128 "Earnings Per Share" was issued. This standard simplifies the standards for computing earnings per share and provides certain reporting requirements, as defined. The Trust will be required to adopt this standard in the first quarter of fiscal 1998. The Trust does not have a complex capital structure, as such, the adoption of FAS 128 should not have a material impact on determining earnings per share.

        BALANCE SHEETS


JANUARY 31,                                                               1997                     1996
-----------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Loan receivable                                                  $        --                $ 12,915,955
   Loan receivable from related party, net of valuation
     allowance of $5,000,000 at January 31, 1996                             --                   4,506,055
-----------------------------------------------------------------------------------------------------------
                                                                             --                  17,422,010
-----------------------------------------------------------------------------------------------------------
Real estate held for sale, net of $4,085,000
     and $3,000,000 valuation allowance at
     January 31, 1997 and 1996, respectively                          5,599,122                   6,396,364

Other assets:
   Cash and cash equivalents                                            531,997                      16,285
   Interest receivable and other assets                                 285,004                     720,671
-----------------------------------------------------------------------------------------------------------
                                                                    $ 6,416,123                $ 24,555,330
                                                                    =======================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Loan payable underlying wrap-around mortgage                     $        --                $  4,577,187
   Loan payable underlying wrap-around mortgage to related party             --                   3,155,263
   Note payable to bank                                                      --                   6,295,000
   Note payable to related party                                      2,300,000                   4,500,000
   Deposits and accrued expenses                                        864,903                   1,480,061
-----------------------------------------------------------------------------------------------------------
                                                                      3,164,903                  20,007,511
-----------------------------------------------------------------------------------------------------------
Shareholders' Equity:
   Shares of beneficial interest without par value;
     unlimited authorization; 1,020,586 shares
     outstanding in 1997 and 1996                                     3,251,220                   4,547,819
-----------------------------------------------------------------------------------------------------------
                                                                    $ 6,416,123                $ 24,555,330
                                                                    =======================================

The accompanying notes to financial statements are an integral part of these balance sheets.

             STATEMENTS OF OPERATIONS


FOR THE YEARS ENDED JANUARY 31,                                              1997             1996          1995
-----------------------------------------------------------------------------------------------------------------
Revenues:
   Interest income from loans receivable                               $  1,077,757    $  2,199,600    $3,151,628
   Interest income from loan receivable from related party                  560,139         932,605     1,120,968
   Rental revenue from real estate held for sale                          2,277,610       2,297,801     2,319,455
-----------------------------------------------------------------------------------------------------------------
                                                                          3,915,506       5,430,006     6,592,051
-----------------------------------------------------------------------------------------------------------------
Expenses:
   Provision for writedown of loan receivable from related party            111,498       5,000,000            --
   Provision for writedown of real estate held for sale                   1,085,000       3,000,000            --
   Interest on loans underlying wrap-around mortgages                       150,184         617,123     1,218,159
   Interest on loan underlying wrap-around mortgage to related party         89,223         209,872       249,722
   Interest on note payable to bank                                         381,368         717,550       793,731
   Interest on note payable to related party                                332,308         427,445       411,944
   Fee to related party investment advisor                                  169,961         223,278       294,115
   Legal expense to related party                                            56,000          20,000        41,000
   Operating expenses of real estate held for sale                        2,085,807       2,144,150     2,157,957
   Depreciation of building held for sale                                        --         264,873       243,783
   Amortization of tenant improvements
     and deferred leasing commissions                                        43,080         192,719        92,309
   Other operating expenses                                                 299,442         167,347       418,386
-----------------------------------------------------------------------------------------------------------------
                                                                          4,803,871      12,984,357     5,921,106
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $   (888,365)   $ (7,554,351)   $  670,945
                                                                       ==========================================
Income (loss) per share                                                $       (.87)   $      (7.40)   $      .66
                                                                       ==========================================
Cash dividends per share
   Paid                                                                $        .30    $        .40    $      .60
   Declared                                                                     .10             .10           .20
                                                                       ------------------------------------------
                                                                       $        .40    $        .50    $      .80
                                                                       ==========================================

The accompanying notes to financial statements are an integral part of these statements.


             STATEMENTS OF SHAREHOLDERS' EQUITY



                                                        SHARES OF     UNDISTRIBUTED        TOTAL
                                                        BENEFICIAL         NET         SHAREHOLDERS'
FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995     INTEREST         INCOME            EQUITY
----------------------------------------------------------------------------------------------------
Balance, January 31, 1994                             $ 12,833,678      $   5,976      $ 12,839,654
   Net income                                                   --        670,945           670,945
   Cash dividends paid                                    (119,136)      (676,921)         (796,057)
----------------------------------------------------------------------------------------------------
Balance, January 31, 1995                               12,714,542             --        12,714,542
   Net loss                                             (7,554,351)            --        (7,554,351)
   Cash dividends paid                                    (612,372)            --          (612,372)
----------------------------------------------------------------------------------------------------
Balance, January 31, 1996                                4,547,819             --         4,547,819
   Net loss                                               (888,365)            --          (888,365)
   Cash dividends paid                                    (408,234)            --          (408,234)
----------------------------------------------------------------------------------------------------
Balance, January 31, 1997                             $  3,251,220      $      --      $  3,251,220
                                                      =============================================


The accompanying notes to financial statements are an integral part of these statements.

             STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED JANUARY 31,                                              1997           1996             1995
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
   Interest received                                                   $  1,701,053    $  3,190,122    $  3,946,514
   Interest paid                                                           (995,294)     (2,018,092)     (2,709,753)
   Cash payments to investment advisor and other suppliers                 (737,923)       (626,188)       (784,514)
   Rental revenue received from real estate held for sale                 2,313,877       2,240,784       2,319,157
   Cash payments for operating costs of real estate held for sale        (2,153,071)     (1,726,371)     (2,268,734)
-------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                              128,642       1,060,255         502,670
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
   Principal collected on mortgage loans receivable                      14,569,483      13,087,769      23,158,635
   Principal payments on mortgage loans payable                          (4,991,421)     (6,364,536)    (12,439,672)
   Payments for tenant and building improvements                                 --      (1,178,904)       (621,977)
   Investments in mortgage loans receivable                                      --              --      (2,050,000)
   Purchase of fee interest in land                                        (287,758)             --              --
-------------------------------------------------------------------------------------------------------------------
   Net cash provided by investing activities                              9,290,304       5,544,329       8,046,986
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
   Bank borrowings                                                          625,000       2,550,000       5,800,000
   Bank repayments                                                       (6,920,000)     (8,065,000)    (13,565,000)
   Payment of cash dividends                                               (408,234)       (612,372)       (796,057)
   Principal payments on note payable to related party                   (2,200,000)       (500,000)             --
-------------------------------------------------------------------------------------------------------------------
     Net cash used for financing activities                              (8,903,234)     (6,627,372)     (8,561,057)
-------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) In Cash                                             515,712         (22,788)        (11,401)
Cash and Cash Equivalents At Beginning Of Year                               16,285          39,073          50,474
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents At End Of Year                               $    531,997    $     16,285    $     39,073
                                                                       ============================================
Reconciliation of Net Income (Loss) To Net Cash
   Provided By Operating Activities:
     Net income (loss)                                                 $   (888,365)   $ (7,554,351)   $    670,945
     Adjustments to reconcile net income (loss)
       to net cash provided by operating activities
         Provision for writedown of loan
           receivable from related party                                    111,498       5,000,000              --
         Provision for writedown of real estate held for sale             1,085,000       3,000,000              --
         Depreciation of building held for sale                                  --         264,873         243,783
         Amortization of tenant improvements and
           deferred leasing commissions                                      43,080         192,719         131,257
         Amortization of deferred loan fees                                 (15,000)        (18,000)        (27,234)
         Deferral of interest income                                             --              --        (137,596)
         Decrease (increase) in interest receivable and other assets        392,587         220,781        (636,221)
         Increase (decrease) in deposits and accrued expenses              (600,158)        (45,767)        257,736
-------------------------------------------------------------------------------------------------------------------
                                                                       $    128,642    $  1,060,255    $    502,670
                                                                       ============================================

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 1997, 1996 AND 1995


     1. NATURE OF OPERATIONS

Realty ReFund Trust (the Trust) historically has specialized in mortgage financing as its investment vehicle, refinancing existing income-producing commercial, industrial and multi-unit residential real property by supplementing or replacing existing financing. The primary refinancing technique which the Trust has employed is wrap-around mortgage lending, which is discussed in Note
2. The Trust has pursued other refinancing techniques, including, but not limited to, first or junior mortgages which have various durations and may or may not be self-liquidating. All of its assets in mortgage financing have been sold and as of January 31, 1997, its sole remaining real estate asset is a wholly owned commercial office building in Chicago.

     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

DEPRECIATION AND AMORTIZATION

In the first quarter of fiscal 1997, the Trust adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Pursuant to this standard, long-lived assets to be disposed of are to be reported at the lower of carrying amount or fair value less incremental direct costs to sell. Long-lived assets to be disposed of shall not be depreciated while being held for disposal. The Trust's real estate held for sale is within the scope of FAS No. 121. As the Trust established a $3,000,000 valuation allowance at January 31, 1996 to reduce the carrying value of the real estate held for sale to its estimated net realizable value, adoption of FAS No. 121 did not have a material impact on the Trust's financial position or results of operations except that no depreciation expense was recorded on the real estate held for sale during fiscal 1997. Accumulated depreciation and amortization of the real estate held for sale at January 31, 1996 was $793,000.

Included in interest receivable and other assets at January 31, 1997 and 1996 are deferred leasing commissions related to the Chicago office building of $312,000 and $307,000, respectively, which are being amortized on a straight-line basis over the related lease terms. Accumulated amortization of such deferred costs at January 31, 1997 and 1996 is $74,000 and $31,000, respectively.

EARNINGS PER SHARE

Earnings per share have been computed based on the weighted average number of shares outstanding during the periods. Earnings per share for 1997, 1996 and 1995 were based upon 1,020,586 shares. During these periods the Trust had no potentially dilutive securities outstanding.

STATEMENTS OF CASH FLOWS

The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Trust adopted the provisions of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" in fiscal 1996. The standard requires the Trust to disclose in its financial statements or notes thereto, the fair value of assets and liabilities which meet the standard's definition of financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value:

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

In July 1995, the Trust established a valuation allowance of $5,000,000 on its investment in the Toledo, Ohio wrap-around mortgage loan. At January 31, 1996, the Trust's net investment in the wrap-around loan (amount of mortgage loan receivable less (i) the recorded loan loss reserve and (ii) the underlying mortgage loan payable balance) was approximately $1,351,000.

In the fourth quarter of fiscal 1996, the Trust established a valuation allowance of $3,000,000 to write down the Chicago real estate held for sale to its estimated net realizable value. The building is currently under contract to be sold and the Trust has recorded an additional valuation allowance of $1,085,000 at January 31, 1997 to further reduce the real estate held for sale to its estimated net realizable value. See Note 4 for further discussion.

NEW ACCOUNTING PRINCIPLES

In March 1997, FAS No. 128 "Earnings Per Share" was issued. This standard simplifies the standards for computing earnings per share and provides certain reporting requirements, as defined. The Trust will be required to adopt this standard in the first quarter of fiscal 1998. The Trust does not have a complex capital structure, as such, the adoption of FAS 128 should not have a material impact on determining earnings per share.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial statements to conform with current year presentation. These reclassifications did not affect results of operations previously reported.

     3. LOAN IMPAIRMENT

In July 1995, the Trust recorded a $5,000,000 loss provision on its investment in the Toledo, Ohio wrap-around mortgage loan. The owner of the property was pursuing, among other things, the sale of the property. As the Trust's loan was made on a nonrecourse basis, the Trust had written down its investment to reflect the estimated sale price of the property, if any, and the estimated net proceeds to be received by the Trust as repayment of its loan as of January 31, 1996.

The commercial building that secured the loan was owned by a partnership of which a corporation owned by the chairman of the Trust is the general partner. The building was sold by the partnership. In connection with that sale, the Trust has been released by the new owner from any claims or liabilities relating to that property, and the Trust has released its rights to any obligations from the partnership. As a result, in the fourth quarter of fiscal 1997, the Trust recorded a $111,000 loss provision on the Toledo, Ohio loan based on its final actual net realized value.

     4. REAL ESTATE HELD FOR SALE

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

Based on both market conditions for similar commercial property in Chicago and the current operating performance of the property, the Trust recorded a $3,000,000 provision in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its then estimated net realizable value. The amount of the writedown was based upon the Trust's best estimate at January 31, 1996 of the amount of net proceeds which would be realized upon sale of the real estate in the near term future.

In the fourth quarter of 1997, the Trust entered into a contract to sell the Chicago building for $6,000,000. Accordingly, the Trust recorded an additional provision of $1,085,000 to reduce the carrying value of the real estate held for sale to its estimated net realizable value based upon the pending contract price and estimated costs associated with the potential sale. The sale is expected to close in the summer of 1997.

     5. NOTE PAYABLE TO BANK

The Trust's bank credit agreement, originally scheduled to expire in October 1996, was extended to November 1996 to correspond with the extended maturity date of the Fort Worth, Texas loan receivable. The proceeds from the repayment of the Fort Worth, Texas loan were utilized, in part, to retire all outstanding borrowings under the Trust's bank credit agreement. Upon retirement of all outstanding borrowings thereunder, the Trust's bank credit agreement expired.

For the years ended January 31, 1997, 1996 and 1995, the average daily bank borrowings were $5,519,000, $9,431,000 and $12,427,000, respectively, with a weighted average interest rate (actual interest expense divided by average daily borrowings) of 6.9%, 7.6% and 6.4%, respectively. The weighted average interest rate on bank borrowings outstanding at January 31, 1996 was 7.1%.

     6. NOTE PAYABLE TO RELATED PARTY

In March 1993, the Trust sold a $5,000,000 secured note to the Chairman of the Trust, at par. The note bears interest at the prime lending rate and had a stated maturity date of August 1994. The Trust exercised its option to extend the maturity of the note. Pursuant to the terms of the note, the Trust made scheduled principal payments of $500,000 for the years ended January 31, 1997 and 1996. In addition, $1,700,000 of the proceeds from the repayment of the Fort Worth, Texas loan were utilized to reduce the note.

     7. FEDERAL INCOME TAXES

No provision for current or deferred income taxes has been made by the Trust. The Trust has elected to be a real estate investment trust (REIT) and is therefore subject to the requirements of Sections 856-860 of the Internal Revenue Code, all of the requirements of which management believes have been met for the year ended January 31, 1997. As a REIT, the Trust normally distributes all of its taxable income to its shareholders. For the year ended January 31, 1997, the Trust had a taxable loss of approximately $5,000,000.

The primary differences between the income tax and financial reporting bases is related to differences between the timing of book provisions for write downs of real estate and loans and when such amounts are allowed as deductions for Federal income tax purposes.

In fiscal 1997, the net tax deductions related to such amounts were $4,000,000 that relate primarily to amounts that had been expensed in previous years for book purposes.

On February 14, 1997, the Trustees declared a dividend, payable on March 17, 1997, in the amount of $.10 per share of beneficial interest, totaling $102,000. The total dividends per share applicable to operating results for the year ended January 31, 1997, including the declaration on February 14, 1997, amount to $.40 per share.

An income tax net operating loss of approximately $4,476,000, originating in fiscal 1993, is available for carryforward to fiscal 2008. In addition, the taxable loss for fiscal 1997 of $5,000,000 will be available for carryforward to fiscal 2012. The 1996 dividends were 100% return of capital due to the fiscal 1997 taxable loss. The quarterly allocation of cash dividends paid per share for individual shareholders' income tax purposes was as follows:


                                        CALENDAR 1996                 CALENDAR 1995                 CALENDAR 1994
                             -----------------------------    ---------------------------    --------------------------
MONTH                        ORDINARY     RETURN OF  TOTAL    ORDINARY   RETURN OF  TOTAL    ORDINARY  RETURN OF  TOTAL
PAID                          INCOME      CAPITAL     PAID     INCOME     CAPITAL   PAID      INCOME    CAPITAL   PAID
------------------------------------------------------------------------------------------------------------------------
March                           $--         $.10      $.10      $.195     $.005     $.20      $.121     $.059    $.18
June                             --          .10       .10       .195      .005      .20       .135      .065     .20
September                        --          .10       .10       .097      .003      .10       .135      .065     .20
December                         --          .10       .10       .097      .003      .10       .135      .065     .20
------------------------------------------------------------------------------------------------------------------------
                                $--         $.40      $.40      $.584     $.016     $.60      $.526     $.254    $.78
------------------------------------------------------------------------------------------------------------------------

The tax status of distributions to shareholders in calendar 1997 will be dependent on the level of the Trust's earnings in that year. If taxable income of the Trust exceeds dividends paid in calendar 1997, such dividends will represent ordinary income to the recipients irrespective of the net operating loss carryforward.

     8. ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS

The Trust has an Advisory Agreement with Mid-America ReaFund Advisors, Inc. (the Advisor) which provides for the administration of the day-to-day investment operations of the Trust. The Advisor is an entity which is jointly owned by the present Chairman and President of the Trust. Under the terms of this agreement, the Advisor is to receive, subject to certain limitations, a monthly fee equal to 1/12 of 1% of invested assets, as defined in the agreement, and an annual incentive fee equal to (a) 10% of the amount by which the net income of the Trust exceeds 8% of the average net worth for the year and (b) 10% of the difference between net realized capital gains less accumulated net realized capital losses, as defined. For any fiscal year in which operating expenses of the Trust exceed certain thresholds specified in the agreement, the Advisor is required to refund to the Trust the amount of such excess. For fiscal years 1997 and 1996, operating expenses exceeded the specified thresholds by approximately $6,000 and $18,000, respectively. There was no refund requirement with respect to fiscal 1995.

The Chairman and President of the Trust have employment agreements with the Trust, expiring in 2006, each of which have been extended in the past. The employment agreements provide that these individuals will receive no compensation from the Trust as long as the Advisory Agreement is in effect. However, should the Advisor no longer provide services to the Trust, these individuals will then be compensated, collectively, upon the same annual basis as the Advisor would have been compensated under the current terms of the Advisory Agreement had it remained in effect.

     9. INVESTMENTS IN LOANS RECEIVABLE

RECONCILIATION OF MORTGAGE LOANS RECEIVABLE

                                                                      1997           1996              1995
-------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                      $17,422,010     $35,509,779     $56,480,818
-------------------------------------------------------------------------------------------------------------
Additions:
   Office buildings(a)                                                     --              --         137,596
   Shopping center                                                         --              --       2,050,000
-------------------------------------------------------------------------------------------------------------
                                                                           --              --       2,187,596
-------------------------------------------------------------------------------------------------------------
Collections of principal:
   Office buildings                                                14,569,483       7,255,186       8,245,258
   Shopping centers                                                        --       2,029,068       9,332,144
   Motels                                                                  --       3,803,515         117,280
   Apartments                                                              --              --       5,463,953
-------------------------------------------------------------------------------------------------------------
                                                                   14,569,483      13,087,769      23,158,635
-------------------------------------------------------------------------------------------------------------
Elimination of underlying mortgage (Note 10)                        2,741,029              --              --
Writedown of loan receivable from related party (Note 3)              111,498       5,000,000              --
-------------------------------------------------------------------------------------------------------------
Balance, end of period                                            $        --     $17,422,010     $35,509,779
-------------------------------------------------------------------------------------------------------------

(a) Represents deferred interest applicable to existing loans

     10. OTHER RELATED PARTY TRANSACTIONS

The Trust recorded provisions of approximately $56,000, $20,000 and $41,000 in fiscal years 1997, 1996 and 1995, respectively, for legal services provided by a law firm of which the President of the Trust and another Trustee are principals.

The Toledo, Ohio loan investment was secured by a commercial building owned by a partnership of which the present Chairman of the Trust is the general partner. In September 1996, the Toledo, Ohio loan investment was converted from a wrap-around mortgage loan to a junior mortgage loan. Accordingly, the Trust's loan receivable from related party and loan payable under-lying mortgage to related party were reduced by approximately $2,741,000, representing the balance of the underlying mortgage loan at the time the status of the Toledo loan was changed. In addition, a principal prepayment of $600,000 was received and approximately $401,000 of escrow funds held by the Trust was applied against the mortgage loan receivable balance. The remaining portion ($111,498) of the loan was written off in the fourth quarter of fiscal 1997.

In the years ended January 31, 1997, 1996 and 1995, the Trust earned approximately $560,000, $933,000 and $1,121,000 of interest income on this loan, respectively, of which payment of approximately $138,000 was deferred and added to the principal balance of the mortgage loan receivable for the year ended 1995. The Trust incurred interest expense of approximately $89,000, $210,000 and $250,000 in connection with the related underlying loan payable for the years ended January 31, 1997, 1996 and 1995, respectively.

     11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Trust's significant financial instruments at January 31, 1997 and 1996 are as follows:


                                                    1997                               1996
                                      -------------------------------  --------------------------------
                                      CARRYING AMOUNT     FAIR VALUE   CARRYING AMOUNT        FAIR VALUE
--------------------------------------------------------------------------------------------------------
Loans receivable                       $        --     $         --       $ 17,422,010      $ 17,319,000
Mortgage loans payable                          --               --          7,732,450         7,630,000
Note payable to bank                            --               --          6,295,000         6,295,000
Note payable to related party            2,300,000        2,300,000          4,500,000         4,500,000

     12. SUBSEQUENT EVENT

Subsequent to year end, the Trust has signed an agreement to form a limited partnership with Hospitality Corporation International ("HCI") of Phoenix, Arizona. Under the terms of the agreement, this newly-formed partnership will acquire several of HCI's seven all-suite hotel properties in Arizona and California, as well as certain assets of the Trust. The remaining HCI hotel properties will be acquired by the Trust in exchange for newly-issued Realty ReFund Trust shares and debt. These seven HCI properties contain 1,036 suites.

These transactions will be subject to approval by the shareholders of the Trust and the investors in HCI's hotels. There can be no assurance that the necessary approvals will be obtained. Should the approvals not be obtained, this agreement will be terminated. At such time, the Trust would review its options, which may include merger or alternative acquisition possibilities, if any, or liquidation.

     13. QUARTERLY RESULTS (UNAUDITED):

The following is an unaudited summary of the results of operations, by quarter, for the fiscal years ended January 31, 1997 and 1996. Management believes that all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim results have been included. The results of operations for any interim period are not necessarily indicative of those for the entire fiscal year.


                                                                                        QUARTER ENDED
                                                                 -----------------------------------------------------------
FISCAL 1997                                                         APRIL 30         JULY 31      OCTOBER 31      JANUARY 31
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                    $1,082,334     $ 1,107,406      $1,064,527     $   661,239
Total revenues less interest expense on mortgage                 -----------------------------------------------------------
   loans and operating expenses, and amortization
   expense of real estate held for sale                           $  408,457     $   445,805      $  529,278     $   163,671
                                                                 -----------------------------------------------------------
Provision for writedown of loan receivable from related party     $       --     $        --      $       --     $  (111,498)
                                                                 -----------------------------------------------------------
Provision for writedown of real estate held for sale              $       --     $        --      $       --     $(1,085,000)
                                                                 -----------------------------------------------------------
Net income (loss)                                                 $  101,775     $    98,464      $  102,258     $(1,190,862)
                                                                 -----------------------------------------------------------
Earnings (loss) per share                                         $      .10     $       .10      $      .10     $     (1.17)
                                                                 -----------------------------------------------------------
Dividends declared per share                                      $      .10     $       .10      $      .10     $       .10
                                                                 -----------------------------------------------------------

                                                                                         QUARTER ENDED
                                                                 -----------------------------------------------------------
FISCAL 1996                                                         APRIL 30         JULY 31      OCTOBER 31      JANUARY 31
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                    $1,415,062     $ 1,450,595      $1,353,540     $ 1,210,809
                                                                 -----------------------------------------------------------
Total revenues less interest expense on mortgage
   loans and operating expenses, depreciation and
   amortization expense of real estate held for sale              $  554,846     $   532,258      $  519,210     $   394,955
                                                                 -----------------------------------------------------------
Provision for writedown of loan receivable from related party     $       --     $(5,000,000)     $       --     $        --
                                                                 -----------------------------------------------------------
Provision for writedown of real estate held for sale              $       --     $        --      $       --     $(3,000,000)
                                                                 -----------------------------------------------------------
Net income (loss)                                                 $  141,138     $(4,899,455)     $  131,626     $(2,927,661)
                                                                 -----------------------------------------------------------
Earnings (loss) per share                                         $      .14     $     (4.80)     $      .13     $     (2.87)
                                                                 -----------------------------------------------------------
Dividends declared per share                                      $      .20     $       .10      $      .10     $       .10
                                                                 -----------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

          TO THE SHAREHOLDERS AND TRUSTEES OF REALTY REFUND TRUST

We have audited the accompanying balance sheets of Realty ReFund Trust (an Ohio unincorporated business trust) as of January 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty ReFund Trust as of January 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1997 in conformity with generally accepted accounting principles.

                                                             Arthur Andersen LLP

Cleveland, Ohio,
February 14, 1997


       TRUSTEES AND OFFICERS                               1997

               ALAN M. KRUASE - Chairman and Co-Chief Executive
               Officer of the Trust and Mid-America ReaFund
               Advisors, Inc. (advisor to Trust); Principal, The
               Mid-America Companies (real estate ownership);
               President, The Mid-America Management Corporation
               (real estate management) - JAMES H. BERICK -
               President, Co-Chief Executive Officer and
               Treasurer of the Trust and Mid-America ReaFund
               Advisors, Inc. (advisor to Trust); Chairman,
               Berick, Pearlman & Mills Co., L.P.A. (attorneys) -
               ALVIN M. KENDIS - Retired; formerly of Counsel,
               McDonald, Hopkins, Burke & Haber, Co., L.P.A.
               (attorneys) - FRANK L. KENNARD - Retired; formerly
               Senior Vice President, The Huntington National
               Bank - SAMUEL S. PEARLMAN - Principal, Berick,
               Pearlman & Mills Co., L.P.A. (attorneys) - MARK S.
               MISENCIK - Vice President of the Trust - CHRISTINE
               TURK - Secretary of the Trust - TIMOTHY M. BAIRD -
               Controller of the Trust

               CORPORATE HEADQUARTERS, 1385 Eaton Center,
               Cleveland, Ohio 44114, 216.771.7663 - INVESTMENT
               ADVISOR, Mid-America ReaFund Advisors, Inc., 1385
               Eaton Center, Cleveland, Ohio 44114,216.771.7663 -
               TRANSFER AGENTS AND REGISTRARS OF SHARES, The
               Huntington National Bank, Columbus, Ohio; Chemical
               Mellon Shareholder Services, New York, New York;
               Telecommunications Devices for the Deaf can be
               reached at 800.231.5469 - STOCK LISTING - New York         CORPORATE DATA
               Stock Exchange, Symbol: RRF - INDEPENDENT PUBLIC
               ACCOUNTANT - Arthur Andersen LLP - GENERAL COUNSEL
               - Berick, Pearlman & Mills Co., L.P.A. Cleveland,
               Ohio - SHAREHOLDERS WHO WOULD LIKE TO RECEIVE,
               WITHOUT CHARGE, THE TRUST'S ANNUAL REPORT ON FORM
               10-K FILED WITH THE SECURITIES AND EXCHANGE
               COMMISSION SHOULD WRITE TO: Realty ReFund Trust,
               1385 Eaton Center, Cleveland, Ohio 44114, Attn.:
               Timothy M. Baird




                             [INSIDE BACK COVER]

REALTY REFUND TRUST









                           [REALTY REFUND TRUST LOGO]


                                1385 Eaton Center
                              Cleveland, Ohio 44114



[OUTSIDE BACK COVER]